

Annual Report

JUNE 30, 2018

	Ticker						
	Class A	Class B	Class C	Class I	Class N	Class R	Class Y
IVY FUNDS							
Ivy Accumulative Fund	IATAX	IATBX	IATCX	IATIX	IATNX	IATLX	IATYX
Ivy Wilshire Global Allocation Fund	IWGAX	IWGBX	IWGCX	IWGIX	IWGNX	IWGRX	IWGYX

CONTENTS

This report is submitted for the general information of the shareholders of Ivy Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.



JUNE 30, 2018 (UNAUDITED)

Philip J. Sanders, CFA

Dear Shareholder,

While the first half of the fiscal year was relatively calm, market volatility returned strongly in the second half of the period. As 2018 got underway, trade disputes, geopolitical tensions and uncertain global growth rates provided a choppy ride for investors. On the global economic front, the U.S. continued to set the pace as corporate earnings remained strong and business confidence continued to soar. Against that backdrop, the heightened rhetoric and growing quarrels between the U.S. and key trading partners could unsettle the markets for the remainder of the year. What might the second half of 2018 have in store for the markets and investors?

The health of the U.S. economy remains a pocket of strength for global growth despite a slow start to the year and the looming presence of higher market volatility. The U.S. Tax and Jobs Act signed into law by President Donald Trump in late 2017 and a $1.3 trillion stimulus bill passed in March of this year likely contributed to that strength. Overall business optimism remains strong despite concern over the Trump administration's position on several issues, most notably the direction of U.S. trade policy.

We believe U.S. GDP growth remains on pace with our initial 2018 forecast of 2.9%. While inflation has picked up slightly, it is still in line with the U.S. Federal Reserve's (Fed) target of a 2% annual rate. A strong labor market also is contributing to the upbeat U.S. economic picture. The unemployment rate fell to 3.8% in May, the lowest level in 18 years. While improving, wage gains this year have been modest given the low level of unemployment. See the table for a fiscal year-over-year comparison of some common market metrics.

Eurozone GDP performance has been tepid and weaker than expected this year, with growth at a 0.4% non-annualized rate. We believe a markedly harsh winter in areas of Europe and an uptick in work absences due to seasonal illness contributed to the less than stellar performance. We think the first-quarter slowdown was exaggerated and expect a slight rebound in growth going forward. A similar phenomenon happened in the U.K., where we also expect growth to rebound, although increasing friction in Brexit negotiations about the U.K.'s exit from the European Union (EU) has created downside risks.

Japan's lackluster economic performance in the first quarter caused us to lower our growth projection to 1.2% for the year. However, we believe growth could pick up in the second half of 2018 based on our expectations for solid employment growth, fiscal stimulus, an influx of construction projects in anticipation of the 2020 Summer Olympics and an increasing desire for companies to make investments in capital expenditures. Given soft inflation data, we expect the Bank of Japan to continue trailing other central banks in tightening its ultra-accommodative policies.

While emerging-market economies held up well to start the year, currency headwinds and tariffs impacting global trade negatively impacted these markets towards the end of the fiscal year. Despite the recent downturn, we expect steady global growth for the remainder of 2018, which we believe will provide opportunities for exporting countries across emerging economies.

We remain aware of risks, and believe it is important to stay focused on the fundamentals and merits of individual market sectors, industries and companies when making investment decisions. Those fundamentals historically have tended to outweigh external factors such as government policies and regulations. While those can affect every business and investor, we think the innovation and management skill within individual companies ultimately drive long-term stock prices.

Expanding valuations and corporate earnings growth have been key drivers in the equity markets. We believe continued earnings growth will need to carry more of the burden going forward. We see potential catalysts for growth in several areas and industries and our team continues to seek investment opportunities around the globe.

Economic Snapshot

	6/30/2018	6/30/2017
S&P 500 Index	2,718.37	2,423.41
MSCI EAFE Index	1,958.64	1,883.19
10-Year Treasury Yield	2.85%	2.31%
U.S. unemployment rate	4.0%	4.4%
30-year fixed mortgage rate	4.55%	3.88%
Oil price per barrel	$ 74.15	$ 46.04

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Philip J. Sanders, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

(UNAUDITED)

Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, exchange fees and account fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended June 30, 2018.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. Fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Savings Incentive Match Plan for Employees (SIMPLE) IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. With limited exceptions, for Class A and Class C shares, if your Fund account balance is below $650 on the Friday prior to the last full week of September of each year, the account will be assessed an account fee of $20. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), exchange fees or account fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 6 to the Financial Statements for further information.

	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
Fund	Beginning Account Value 12-31-17	Ending Account Value 6-30-18	Expenses Paid During Period*	Beginning Account Value 12-31-17	Ending Account Value 6-30-18	Expenses Paid During Period*	
Ivy Accumulative Fund							
Class A	$1,000	$1,057.60	$ 5.82	$1,000	$ 1,019.29	$ 5.55	1.11%
Class B**	$1,000	$1,050.90	$11.90	$1,000	$ 1,013.23	$11.68	2.33%[3]
Class C	$1,000	$1,052.00	$10.57	$1,000	$ 1,014.51	$10.37	2.07%
Class I	$1,000	$1,059.20	$ 4.32	$1,000	$1,020.60	$ 4.24	0.85%
Class N***	$1,000	$ 1,018.50	$ 3.43	$1,000	$ 1,021.35	$ 3.44	0.74%
Class R***	$1,000	$ 1,015.60	$ 7.16	$1,000	$ 1,017.69	$ 7.16	1.49%
Class Y***	$1,000	$ 1,017.50	$ 5.14	$1,000	$ 1,019.72	$ 5.15	1.08%

See footnotes on page 5.

ILLUSTRATION OF FUND EXPENSES

(UNAUDITED)

Fund	Actual[1] Beginning Account Value 12-31-17	Actual[1] Ending Account Value 6-30-18	Actual[1] Expenses Paid During Period*	Hypothetical[2] Beginning Account Value 12-31-17	Hypothetical[2] Ending Account Value 6-30-18	Hypothetical[2] Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Ivy Wilshire Global Allocation Fund							
Class A	$1,000	$991.80	$1.99	$1,000	$1,022.82	$2.02	0.40%
Class B**	$1,000	$987.60	$6.66	$1,000	$1,018.10	$6.76	1.35%
Class C	$1,000	$987.70	$5.86	$1,000	$1,018.91	$5.96	1.19%
Class I	$1,000	$993.10	$0.40	$1,000	$1,024.42	$0.40	0.08%
Class N***	$1,000	$972.50	$1.18	$1,000	$1,023.56	$1.21	0.25%
Class R***	$1,000	$971.30	$3.55	$1,000	$1,021.20	$3.64	0.72%
Class Y***	$1,000	$972.50	$2.47	$1,000	$1,022.32	$2.53	0.50%

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 181 days in the six-month period ended June 30, 2018, and divided by 365.

**These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

***Actual inception date for his share class is 2-26-18 (the date on which shares were first acquired by shareholders.) The calculation is based on 124 days in the period ended June 30, 2018.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

(3)Annualized expense ratio based on the period excluding reorganization expenses was 2.29%.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads or exchange fees.



Barry M. Ogden

Below, Barry M. Ogden, CFA, CPA, portfolio manager of Ivy Accumulative Fund, discusses positioning, performance and results for the fiscal year ended June 30, 2018. He has managed the Portfolio since 2004, and has 24 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended June 30, 2018

Ivy Accumulative Fund (Class A shares at net asset value)	11.66%
Ivy Accumulative Fund (Class A shares including sales charges)	5.20%

Benchmark(s) and/or Lipper Category

S&P 500 Index	14.37%
(Generally reflects the performance of large- and medium-sized U.S. stocks)	
Lipper Multi-Cap Core Funds Universe Average	12.16%
(Generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).

Let the good times roll

It is a phrase heard many times over the years, but we believe it rings true as it relates to the economic environment we find ourselves in currently. We are right in the middle of an economic expansion that began in early 2009 and is still chugging along, despite some fits and starts. Second quarter 2018 gross domestic product (GDP) showed the U.S. economy expanded at a 4.1% annualized rate, the fastest growth since the second quarter of 2014. After a more modest 2.2% growth rate in Q1 2018, growth accelerated and exceeded the 4.0% threshold for only the fourth time since 2011.

The fiscal year ended June 30, 2018, was a tale of two halves in many ways. The first half of the fiscal year was highlighted by the passage of the Tax Reform Act in late 2017, which, as we have focused on in recent quarterly reports, is beginning to produce widespread and significant benefits not only to domestic companies, but also to consumers. Corporations were able to repatriate large sums of cash at significantly lower rates than otherwise would have been the case. U.S. corporations with overseas operations and assets were now able to bring back hundreds of millions of dollars and have taken advantage of this new policy to effectively grow their business and increase share buybacks and dividends. In addition, the corporate tax rate cuts have allowed many companies to reinvest at least part of these savings into higher workforce wages. This directly benefits consumers through increased take home pay as personal tax rates have also been lowered for 2018 and beyond. The consumer outlook is as strong as it has been over the last decade, which is a key reason consumer spending accelerated over the second half of the fiscal year.

The U.S. labor market improved over the period, highlighted by May's unemployment rate of 3.8%, the lowest level in two decades. In some regards, it is unfathomable that the U.S. economy would be creating nearly 200,000 jobs per month with no real signs of slowing at this point in the economic cycle. Even more surprising is the acceleration in the pace of hiring from the roughly 175,000 per month for all of 2017. However, as noted earlier, wages began increasing modestly as companies struggled to fill jobs with quality workers. We believe the tight labor market will likely lead to additional upward pressure on wages over the next 12-18 months.

With the unemployment rate at record lows, we are moving into unchartered territory in many respects, which has garnered the attention of the U.S. Federal Reserve (Fed). While inflation picked up slightly over the period, it remained in line with the Fed's target of a 2% annual rate. New Fed Chairman Jerome Powell, who assumed his role in February 2018, has followed his predecessor's practice of telegraphing the central bank's intentions well in advance of its actions to avoid surprising the markets. This was evident by the two 0.25 percentage point increases to key federal funds rate in March and June, as well as an indication of two more rate hikes in 2018.

Trade and tariffs: the near-term story

The increased tensions between the U.S. and its key trading partners defined the second half of the year. The constant back and forth between the Trump administration, China and other countries, seemed exhausting at times, but is likely to be here for the foreseeable future. The good news, however, is that despite this daily and weekly commentary surrounding the growing likelihood of widespread tariffs and trade disputes, it has not had a sustaining impact on the S&P 500 Index, the Fund's benchmark, which advanced more than 14% for the year ended June 30, 2018.

As previously mentioned, it is very unlikely that these trade disputes are going to die down anytime soon. The U.S. followed through with its initial round of tariffs on Chinese goods, targeting $34 billion worth of Chinese goods exported to the U.S. Then, the U.S. identified an additional $16 billion worth of Chinese goods that it could hit with a second round of tariffs at the end of July, for a total of $50 billion. China retaliated by slapping its own tariffs on $34 billion worth of U.S. agricultural and automotive imports, triggering the current stare down between the world's two largest economies.

Furthermore, the trade rhetoric and issues have broadened to other trading partners, including Canada, Mexico, Germany and other parts of the European Union (EU). President Donald Trump appears to be using a similar tactic to try to create a more level playing field for the U.S. in several key industries where things have gradually become one-sided, not in our favor. Thus far, it appears that Trump is going to use the automotive industry as an example of how one-sided things have become over the years, whereby the tariffs on U.S. goods exported abroad are much higher than the tariffs the U.S. imposes when importing those same goods.

A recent development between the U.S. and the EU shows the administration may be winning in its goal of leveling the trade playing field. Both sides have agreed to hold off on implementing any new tariffs while the parties look for some form of compromise. Is this a sign of more progress to come and that China and other trading nations might be willing to do the same? It seems that Trump has the attention of EU, who appears to be willing to work on a trade compromise with the U.S. Stay tuned as we believe this will be the most important near-term driver of equities over the coming months.

Contributors and detractors

Despite posting strong positive returns, the Fund delivered mixed results by trailing the benchmark for the period ending June 30, 2018. In terms of total portfolio returns, information technology, industrials and energy were the top performing sectors. Within the information technology sector weighting and stock selection being the primary drive of performance. On overall stock selection, Microsoft Corp., Apple, Inc., XPO Logistics, Inc., Intel Corp. and Mastercard, Inc., had the largest positive impact on performance. Each of these holdings posted returns greater than 29% for the period. Conversely, the top underperforming sectors for the period were consumer discretionary, health care financials and consumer staples. Holdings in health care names Teva Pharmaceutical Industries Ltd., Incyte Corporation, Allergan plc and Acadia Healthcare, as well as consumer-related stock Kraft Foods Group, Inc. were the greatest detractors to stock selection. We exited our positions in three of these holdings during the period, but still held positions in Allergan plc and Kraft Foods Group, Inc. as of June 30, 2018.

The Fund did not own any holdings in the real estate, telecommunication services or materials sectors, which all either underperformed or performed in line with the benchmark for the period. This non-exposure contributed positively to performance. The Fund finished the year with a modest cash position.

The Fund utilized derivatives over the reporting period, but the usage of derivatives had no material impact on the Fund's performance.

One common trait across all sectors was that companies delivering and forecasting stronger than expected earnings continue to be rewarded in the stock market. Our Fund is significantly weighted in information technology. We believe many of our sector holdings are still reasonably valued and believe they will participate in various long-term secular trends for the foreseeable future. We suspect these trends are well in place, and believe these holdings could continue to deliver consistent top- and bottom-line results.

Outlook

Outside some external shock or event in the macro environment, we think the equity markets will continue to grind higher in 2018. We think the earnings season will be good and companies will convey a message of strength and optimism for the back half of the calendar year. The unknown, of course, is the aforementioned trade tensions between the U.S. and other leading economies.

Although rises in the equity markets do not help everybody equally, we believe many consumers feel better about their current situations and outlook for retirement. This in turn is driving, and should continue to drive, the behavior of the consumer and how much they spend and save. The backdrop looks good for solid consumption and spending, though we think consumer behavior is changing, and we expect this trend to continue. Consumers are showing a willingness to pay more for experiences, such as vacations, than purchasing material items.

In summary, we are optimistic about what the next 6 to 12 months could look like and the path of the U.S. economy, the consumer and the equity markets. However, we are constantly reminding ourselves that markets do adjust and consolidate every now and then. In fact, corrections of 5-10% historically are not out of the norm. This may seem implausible to most investors of late, but it does happen. We still believe the second half of 2018 will play out in similar fashion to the first half — but we will be keenly focused during this upcoming earnings season for signs that investors have become too complacent or that expectations are simply too high. If that should happen, look for us to use that uplift and opportunity to raise cash, sit on it and be positioned to put it back to work at lower prices.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges, your sales charges could be lower.

Past performance is no guarantee of future results. The value of the Fund's shares will change, and you could lose money on your investment. These and other risks are more fully described in the Fund's prospectus.

The use of derivatives presents several risks, including the risk that these instruments may change in value in a manner that adversely affects the Fund's value and the risk that fluctuations in the value of the derivatives may not correlate with securities markets or the underlying asset upon which the derivative's value is based.

The opinions expressed in this report are those of the Fund portfolio manager and are current only through the end of the period of the report as stated on the cover. The portfolio manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Accumulative Fund.

ALL DATA IS AS OF JUNE 30, 2018 (UNAUDITED)

Asset Allocation

Stocks	98.0%
Information Technology	26.8%
Consumer Discretionary	17.6%
Health Care	17.1%
Industrials	10.7%
Financials	10.3%
Consumer Staples	8.7%
Energy	6.0%
Utilities	0.8%
Purchased Options	0.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.0%

Lipper Rankings

Category: Lipper Multi-Cap Core Funds	Rank	Percentile
1 Year	446/782	57
3 Year	510/651	79
5 Year	250/565	45
10 Year	305/403	76

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Microsoft Corp.	Information Technology	Systems Software
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals
Walt Disney Co. (The)	Consumer Discretionary	Movies & Entertainment
Broadcom Corp., Class A	Information Technology	Semiconductors
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
Citigroup, Inc.	Financials	Other Diversified Financial Services
McDonalds Corp.	Consumer Discretionary	Restaurants
Bank of America Corp.	Financials	Diversified Banks
BioMarin Pharmaceutical, Inc.	Health Care	Biotechnology
Gilead Sciences, Inc.	Health Care	Biotechnology

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



Accumulative Fund, Class A Shares[1]	$19,436
S&P 500 Index	$26,340

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class I	Class N	Class R	Class Y
1-year period ended 6-30-18	5.20%	6.35%	10.45%	11.91%	—	—	—
5-year period ended 6-30-18	10.64%	10.48%	10.84%	12.20%	—	—	—
10-year period ended 6-30-18	6.87%	6.47%	6.42%	7.79%	—	—	—
Since Inception of Class[5] through 6-30-18	—	—	—	—	1.85%	1.56%	1.75%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5)2-26-18 for Class N shares, 2-26-18 for Class R shares and 2-26-18 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS — IVY ACCUMULATIVE FUND *(in thousands)*

JUNE 30, 2018

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 2.5%		
Carter’s, Inc.	70	$ 7,587
Coach, Inc.	70	3,270
Under Armour, Inc., Class A (A)(B)	775	17,422
V.F. Corp.	70	5,706
		33,985
Auto Parts & Equipment – 0.2%		
BorgWarner, Inc.	70	3,021
Casinos & Gaming – 2.0%		
Las Vegas Sands, Inc.	185	14,127
Wynn Resorts Ltd.	80	13,387
		27,514
Footwear – 0.5%		
Deckers Outdoor Corp. (A)	55	6,209
Home Improvement Retail – 1.7%		
Home Depot, Inc. (The)	120	23,412
Homefurnishing Retail – 0.7%		
At Home Group, Inc. (A)	245	9,592
Leisure Facilities – 1.1%		
Vail Resorts, Inc.	55	15,081
Movies & Entertainment – 3.3%		
Walt Disney Co. (The)	435	45,592
Restaurants – 5.4%		
Chipotle Mexican Grill, Inc., Class A (A)	35	15,098
McDonalds Corp.	175	27,421
Starbucks Corp. (C)	480	23,448
YUM! Brands, Inc.	200	7,692
		73,659
Specialized Consumer Services – 0.2%		
H&R Block, Inc.	110	2,506
Total Consumer Discretionary – 17.6%		**240,571**
Consumer Staples		
Food Distributors – 0.6%		
U.S. Foods Holding Corp. (A)	225	8,509
Hypermarkets & Super Centers – 2.9%		
BJ’s Wholesale Club, Inc. (A)	125	2,956
Costco Wholesale Corp.	108	22,465
Wal-Mart Stores, Inc.	170	14,561
		39,982
Packaged Foods & Meats – 2.8%		
Hershey Foods Corp.	150	13,959
Kraft Foods Group, Inc.	130	8,167
Mondelez International, Inc., Class A	380	15,580
		37,706
Soft Drinks – 1.7%		
PepsiCo, Inc.	210	$ 22,863
Tobacco – 0.7%		
Altria Group, Inc.	160	9,086
Total Consumer Staples – 8.7%		**118,146**
Energy		
Integrated Oil & Gas – 1.0%		
Chevron Corp.	105	13,275
Oil & Gas Equipment & Services – 3.4%		
Halliburton Co.	510	22,981
Schlumberger Ltd.	340	22,790
		45,771
Oil & Gas Exploration & Production – 1.6%		
ConocoPhillips	215	14,968
Pioneer Natural Resources Co.	40	7,570
		22,538
Total Energy – 6.0%		**81,584**
Financials		
Diversified Banks – 3.1%		
Bank of America Corp.	950	26,780
Wells Fargo & Co.	275	15,246
		42,026
Other Diversified Financial Services – 4.3%		
Citigroup, Inc.	415	27,772
JPMorgan Chase & Co.	295	30,739
		58,511
Regional Banks – 2.9%		
First Republic Bank	120	11,615
PNC Financial Services Group, Inc. (The)	105	14,185
Western Alliance Bancorp. (A)	250	14,153
		39,953
Total Financials – 10.3%		**140,490**
Health Care		
Biotechnology – 6.4%		
Alexion Pharmaceuticals, Inc. (A)	160	19,864
BioMarin Pharmaceutical, Inc. (A)	260	24,492
Forty Seven, Inc. (A)	10	160
Gilead Sciences, Inc.	340	24,086
Sarepta Therapeutics, Inc. (A)	28	3,701
Shire Pharmaceuticals Group plc ADR	90	15,192
		87,495
Health Care Equipment – 4.7%		
Boston Scientific Corp. (A)	170	5,559
DexCom, Inc. (A)	123	11,683
Medtronic plc	203	17,336
Penumbra, Inc. (A)	35	4,835
Tactile Systems Technology, Inc. (A)	200	10,400
Zimmer Holdings, Inc.	130	$ 14,487
		64,300
Health Care Services – 1.1%		
Teladoc, Inc. (A)(B)	260	15,093
Health Care Supplies – 2.4%		
Align Technology, Inc. (A)	35	11,975
OrthoPediatrics Corp. (A)	129	3,423
Stryker Corp.	105	17,730
		33,128
Health Care Technology – 0.1%		
Neuronetics, Inc. (A)	50	1,331
Pharmaceuticals – 2.4%		
Allergan plc	75	12,504
Jazz Pharmaceuticals plc (A)	115	19,814
		32,318
Total Health Care – 17.1%		**233,665**
Industrials		
Aerospace & Defense – 2.9%		
Lockheed Martin Corp.	49	14,476
Northrop Grumman Corp.	45	13,846
United Technologies Corp.	85	10,628
		38,950
Agricultural & Farm Machinery – 0.7%		
Deere & Co.	65	9,087
Air Freight & Logistics – 2.1%		
FedEx Corp.	80	18,165
XPO Logistics, Inc. (A)	110	11,020
		29,185
Construction Machinery & Heavy Trucks – 1.7%		
WABCO Holdings, Inc. (A)	95	11,117
Westinghouse Air Brake Technologies Corp.	130	12,815
		23,932
Industrial Machinery – 1.3%		
Gates Industrial Corp. plc (A)	310	5,044
Woodward, Inc.	175	13,450
		18,494
Railroads – 1.5%		
Kansas City Southern	190	20,133
Trucking – 0.5%		
Schneider National, Inc., Class B	240	6,602
Total Industrials – 10.7%		**146,383**
Information Technology		
Application Software – 1.1%		
8x8, Inc. (A)	305	6,115
Ellie Mae, Inc. (A)	90	9,346
		15,461

JUNE 30, 2018

COMMON STOCKS (Continued)	Shares	Value
Communications Equipment – 0.7%		
Arista Networks, Inc. (A)	35	$ 9,012
Data Processing & Outsourced Services – 2.7%		
GreenSky, Inc., Class A (A)	145	3,067
MasterCard, Inc., Class A	85	16,704
Visa, Inc., Class A	130	17,219
		36,990
Home Entertainment Software – 1.2%		
Electronic Arts, Inc. (A)	115	16,217
Semiconductor Equipment – 1.2%		
Applied Materials, Inc.	365	16,859
Semiconductors – 8.7%		
Analog Devices, Inc.	150	14,388
Broadcom Corp., Class A	140	33,970
Integrated Device Technology,		
Inc. (A)	275	8,767
Intel Corp.	370	18,393
QUALCOMM, Inc.	310	17,397
Texas Instruments, Inc.	150	16,538
Xilinx, Inc.	140	9,136
		118,589
Systems Software – 6.1%		
Microsoft Corp.	760	74,944
ServiceNow, Inc. (A)	45	7,761
		82,705
Technology Hardware, Storage & Peripherals – 5.1%		
Apple, Inc.	375	69,416
Total Information Technology – 26.8%		365,249
Utilities		
Electric Utilities – 0.5%		
Duke Energy Corp.	95	7,513

COMMON STOCKS (Continued)	Shares	Value
Water Utilities – 0.3%		
Evoqua Water Technologies		
Corp. (A)	185	$ 3,792
Total Utilities – 0.8%		11,305
TOTAL COMMON STOCKS – 98.0%		$1,337,393
(Cost: $1,055,309)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Notional Amount	Value
Mondelez International,			
Inc., Class A,			
Call $43.00,			
Expires 9–21–18 . . .	800	80	63
NIKE, Inc., Class B,			
Call $82.50,			
Expires 7–20–18 . . .	600	60	37
Pinnacle Foods, Inc.,			
Call $70.00,			
Expires 9–21–18 . . .	200	20	3
TOTAL PURCHASED OPTIONS – 0.0%			$103
(Cost: $115)			

SHORT-TERM SECURITIES	Principal	
Commercial Paper (D) – 1.4%		
AT&T, Inc.,		
2.253%, 7–6–18	$2,500	2,499
J.M. Smucker Co. (The),		
2.200%, 7–2–18	3,328	3,327
Medtronic Global Holdings SCA,		
2.141%, 7–2–18	5,000	4,999
Virginia Electric and Power Co.,		
2.340%, 7–17–18	4,000	3,996
Wisconsin Gas LLC,		
2.273%, 7–9–18	4,500	4,497
		19,318

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.1%		
Toyota Motor Credit Corp.		
(1-Month U.S. LIBOR plus		
15 bps),		
2.240%, 7–6–18 (E)	$ 987	$ 987
Money Market Funds – 1.3%		
Dreyfus Institutional Preferred		
Government Money Market		
Fund - Institutional Shares,		
1.850%, (F)(G)	17,350	17,350
Municipal Obligations – 0.7%		
NY State Hsng Fin Agy, Maestro		
West Chelsea Hsng Rev		
Bonds, Ser 2015B (GTD by		
Wells Fargo Bank N.A.) (BVAL		
plus 20 bps),		
1.970%, 7–7–18 (E)	8,100	8,100
SC Pub Svc Auth, Rev		
Commercial Paper Notes,		
Ser DD,		
2.200%, 7–17–18	877	877
		8,977
United States Government Agency		
Obligations – 0.6%		
Overseas Private Investment		
Corp. (GTD by U.S.		
Government) (3-Month U.S.		
TB Rate),		
2.000%, 7–7–18 (E)	7,500	7,500
TOTAL SHORT-TERM SECURITIES – 4.1%		$ 54,132
(Cost: $54,134)		
TOTAL INVESTMENT SECURITIES – 102.1%		$1,391,628
(Cost: $1,109,558)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (2.1)%		(28,702)
NET ASSETS – 100.0%		$1,362,926

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of securities with an aggregate value of $16,936 are on loan.

(C) All or a portion of securities with an aggregate value of $1,163 have been pledged as collateral on open futures contracts.

(D) Rate shown is the yield to maturity at June 30, 2018.

(E) Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(F) Investment made with cash collateral received from securities on loan.

(G) Rate shown is the annualized 7-day yield at June 30, 2018.

SCHEDULE OF INVESTMENTS IVY ACCUMULATIVE FUND *(in thousands)*

JUNE 30, 2018

The following futures contracts were outstanding at June 30, 2018 (contracts unrounded):

Description	Type	Number of Contracts	Expiration Date	Notional Amount	Value	Unrealized Appreciation
S&P 500 E-Mini Index	Short	30	9–21–18	2	$(4,083)	$86

The following written options were outstanding at June 30, 2018 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Notional Amount	Expiration Month	Exercise Price	Premium Received	Value
Align Technology, Inc.	N/A	Put	100	10	July 2018	$320.00	$24	$ (37)
	N/A	Call	70	7	July 2018	330.00	47	(132)
Costco Wholesale Corp.	N/A	Call	150	15	July 2018	212.50	27	(41)
Deckers Outdoor Corp.	N/A	Call	200	20	July 2018	110.00	19	(102)
							$117	$(312)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,337,393	$ —	$ —
Purchased Options	100	3	—
Short-Term Securities	17,350	36,782	—
Total	$1,354,843	$36,785	$ —
Futures Contracts	$ 86	$ —	$ —
Liabilities			
Written Options	$ 312	$ —	$ —

During the year ended June 30, 2018, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
BVAL = Bloomberg Valuation Municipal AAA Benchmark
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
OTC = Over the Counter
TB = Treasury Bill

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Chace Brundige



W. Jeffery Surles



Nathan Palmer



Anthony Wicklund

Waddell & Reed Advisors Wilshire Global Allocation Fund (the Predecessor Fund) merged into Ivy Wilshire Global Allocation Fund (the Fund) on February 26, 2018. Returns prior to this date reflect the performance of the Predecessor Fund, which was incepted on March 9, 1995. The Fund adopted that performance as the result of a reorganization in which it acquired all assets and liabilities of the Predecessor Fund. Prior to the reorganization, the Fund had no assets and had not commenced operations. The Fund is managed by Ivy Investment Management Company (IICO) and sub-advised by Wilshire Associates Incorporated (Wilshire Associates). Wilshire Associates manages the multi-asset segment of the Fund that invests in affiliated mutual funds. IICO develops the universe of affiliated mutual funds, which Wilshire Associates may consider when making asset allocation decisions for the Fund, and manages the Fund's other holdings.

Below, portfolio managers Nathan Palmer, CFA, and Anthony Wicklund, CFA, CAIA, of Wilshire Associates, and Chace Brundige, CFA, and W. Jeffery Surles, CFA, of IICO discuss positioning, performance and results for the fiscal year ended June 30, 2018. Mr. Palmer and Mr. Wicklund began managing the Predecessor Fund in May 2017. Mr. Palmer has 21 years of industry experience and Mr. Wicklund has 17 years of industry experience. Mr. Brundige became portfolio manager of the Predecessor Fund in August 2014. Mr. Surles became a portfolio manager of the Fund in February 2018. Mr. Brundige has 25 years of industry experience and Mr. Surles has 17 years of industry experience. Cynthia Prince-Fox of IICO, who was a portfolio manager on the Predecessor Fund beginning in August 2014, retired from IICO on April 30, 2018. Elizabeth Yakes, CFA, of Wilshire Associates, who was a portfolio manager on the Predecessor Fund beginning in May 2017, no longer is a portfolio manager on the Fund effective June 7, 2018.

For the 12 Months Ended June 30, 2018

Ivy Wilshire Global Allocation Fund (Class A shares at net asset value)	6.14%
Ivy Wilshire Global Allocation Fund (Class A shares including sales charges)	0.08%

Benchmark(s) and/or Lipper Category

MSCI ACWI Index (generally reflects the performance of stocks in developed and emerging market countries)	10.72%
Bloomberg Barclays Multiverse USD Hedged Index (generally reflects the performance of global bond markets across investment grade and high yield securities)	1.68%
65% MSCI ACWI / 35% Bloomberg Barclays Multiverse USD Hedged Index (generally reflects the performance of a custom blend of global stock markets across developed and emerging market countries, and global bond markets across investment grade and high yield securities)	7.57%
Lipper Flexible Portfolio Funds Universe (generally reflects the performance of the universe of funds with similar investment objectives)	5.43%

Multiple indexes are shown because the Fund invests in multiple asset classes.

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).

A tale of two halves

Volatility returned to equity markets in the latter half of the Fund's fiscal year on concerns of a global trade war, increased inflation fears in the U.S. and continued geopolitical risks in the eurozone. Growth stocks continued to outperform value stocks globally, with technology and consumer discretionary stocks leading the way. The energy sector saw a strong recovery during the year as oil prices rallied on strong global demand and supply cuts by the Organization of Petroleum Exporting Countries (OPEC). Emerging market equities outperformed global equities in the second half of 2017, aided by a weaker U.S. dollar and increased confidence in the economic outlook for emerging markets, but fell sharply in 2018 as U.S.-China trade tensions escalated and the U.S. dollar recovered. Economic conditions continued to improve in developed markets with falling unemployment rates and continued economic growth, particularly in the U.S.

European stocks underperformed relative to U.S. stocks as the U.S. dollar weakness reversed and the U.S. implemented tariffs that set off a global trade war. Political concerns also weighed on markets as populism continued to spread through Europe, casting uncertainty over the future of the European Union (EU). The Italian elections saw the anti-establishment 5-Star party emerge victorious, making the country's future in the EU unclear and making an Italian debt crisis more likely. In addition, the European Central Bank has announced that it intends to end quantitative easing by reducing its bond-buying program by the end of 2018.

U.S. tariffs on imported goods put an end to the low-volatility environment U.S. equity investors experienced over the last few years. Inflationary concerns also resurfaced in March, increasing fears that the U.S. Federal Reserve (Fed) may raise interest rates faster than anticipated. The Fed raised interest rates three times during the Fund's fiscal year and market participants expect two more rate hikes by the end of 2018. The 10-year to 2-year U.S. Treasury spread continues to fall, ending the Fund's fiscal year at the lowest level since the financial crisis, as the long end of the curve failed to keep up with the rise in short term rates.

Balancing allocations in volatile markets

The Fund reported a positive return for the fiscal year. The Fund lagged the returns of its blended benchmark index, but outperformed 72% its Morningstar U.S. Fund World Allocation category peers.

The Fund ended the fiscal year with about 35% allocated to fixed income products, about 30% allocated to domestic equity products and about 34% allocated to foreign equity and global real estate products. Among the underlying affiliated mutual funds, Ivy International Core Equity Fund was the largest allocation at the close of the fiscal year at about 17%, followed by Ivy Government Securities Fund at about 10%.

For the fiscal year, the largest contributors to performance were the Fund's allocations to Ivy Large Cap Growth Fund, Ivy International Core Equity Fund and Ivy Core Equity Fund. Although Ivy International Core Equity Fund was one of the top performance contributors to the Fund on an absolute basis, our decision to overweight foreign equities and global real estate through our allocations to affiliated underlying funds was a slight detractor from performance as U.S. equity markets outpaced developed international and emerging markets equities during the Fund's fiscal year.

Looking for opportunities ahead

The Fund's allowable allocation ranges are wide, but we anticipate equity investments will range from 45-85% and fixed income investments will range from 15-55% during most market environments. Under normal circumstances, the Fund's long-term strategic target is a 65% allocation to equities and 35% to fixed income.

Although we trimmed exposure to foreign equities during the final quarter of the Fund's fiscal year, we continue to favor investment opportunities in foreign developed and emerging market equities relative to U.S. equities. The moderation of our large overweight to foreign equities versus domestic equities was based on the large drop in the U.S. dollar versus global currencies during 2017 and early 2018, which we viewed as being unlikely to continue in the near term. We continue to have a moderate overweight based primarily on valuation and the expectation of continued economic and corporate earnings improvement.

Domestically, we currently favor value equities relative to growth equities. The prices of growth stocks imply a high level of excess optimism, and after the extreme outperformance of growth versus value in 2017 and the first half of 2018, we are positioning for mean reversion in favor of value equities. We also believe that the recent tax reform will be favorable for value equities and will serve as a near-term catalyst for a cyclical rally.

Within fixed income, we currently favor government securities over credit issues. Although we believe that government securities are somewhat expensively valued, we expect high-grade fixed income to serve as ballast if there is a shock to the equity and credit markets. Intermediate- and long-term AAA-rated U.S. securities have historically had a negative correlation to equities during periods of market stress.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

The ability of the Fund to meet its investment objective depends both on the allocation of its assets among the underlying funds and the ability of those funds to meet their respective investment objectives. The Fund's share price will likely change daily based on the performance of the underlying funds in which it invests. In general, the Fund is subject to the same risks as those of the underlying funds it holds.

Although asset allocation among different underlying funds and asset categories generally tends to limit risk and exposure to any one underlying fund, the risk remains that the allocation of assets may skew toward an underlying fund that performs poorly relative to the Fund's other investments, or to the market as a whole, which would result in the Fund performing poorly.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.

Fixed-income securities are subject to interest-rate risk and, as such, the net asset value of the Fund may fall as interest rates rise. Investing in high-income securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds.

Investing in companies involved in one specified sector, country or market capitalization may be more risky and volatile than an investment with greater diversification. The Fund attempts to diversify by investing in a variety of underlying funds, however, certain funds may have correlated risks that are not foreseen or unintended.

These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Underlying affiliated funds consist of IVY FUNDS® mutual funds, distributed by Ivy Distributors, Inc., an affiliate of Waddell & Reed, Inc.

The indexes noted are unmanaged, include reinvested dividends and do not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Wilshire Global Allocation Fund's performance.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF JUNE 30, 2018 (UNAUDITED)

Asset Allocation

Stocks	0.0%
Consumer Discretionary	0.0%
Affiliated Mutual Funds	99.3%
Ivy International Core Equity Fund, Class N	16.8%
Ivy Government Securities Fund, Class N	9.7%
Ivy Value Fund, Class N	8.6%
Ivy Securian Core Bond, Class N	8.1%
Ivy Emerging Markets Equity Fund, Class N	7.4%
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	5.6%
Ivy Large Cap Growth Fund, Class N	5.3%
Ivy Pictet Targeted Return Bond Fund, Class N	5.0%
Ivy IG International Small Cap Fund, Class N	4.9%
Ivy Core Equity Fund, Class N	3.6%
Ivy Apollo Strategic Income Fund, Class N	3.5%
Ivy Corporate Bond, Class N	3.5%
Ivy European Opportunities Fund, Class N	3.4%
Ivy Pictet Emerging Markets Local Currency Debt Fund, Class N	2.8%
Ivy Mid Cap Growth Fund, Class N	2.1%
Ivy Mid Cap Income Opportunities Fund, Class N	2.1%
Ivy PineBridge High Yield Fund, Class N	2.0%
Ivy LaSalle Global Real Estate Fund, Class N	1.6%
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	1.1%
Ivy Small Cap Growth Fund, Class N	1.1%
Ivy Small Cap Core Fund, Class N	1.1%
Bonds	0.3%
Corporate Debt Securities	0.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.4%

Lipper Rankings

Category: Lipper Flexible Portfolio Funds	Rank	Percentile
1 Year	219/631	35
3 Year	459/487	95
5 Year	298/366	82
10 Year	154/170	91

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

The percentages of investments in the underlying funds may not currently be within the target allocation ranges disclosed in the Fund's prospectus due to market movements; these percentages are expected to change over time, and deviation from the target allocation ranges due to market movements is permitted by the prospectus.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

IVY WILSHIRE GLOBAL ALLOCATION FUND



———	Wilshire Global Allocation Fund, Class A Shares[1]	$12,607
- - - -	65% MSCI ACWI Index/35% Bloomberg Barclays Multiverse USD Hedged Index .	$17,254
• • • • •	MSCI ACWI Index	$17,568
‖‖‖‖‖‖‖	Bloomberg Barclays Multiverse USD Hedged Index	$15,274

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class I	Class N	Class R	Class Y
1-year period ended 6-30-18	0.08%	1.16%	5.31%	6.43%	—	—	—
5-year period ended 6-30-18	2.05%	2.08%	2.42%	3.57%	—	—	—
10-year period ended 6-30-18	2.34%	2.15%	2.11%	3.27%	—	—	—
Since Inception of Class[5] through 6-30-18	—	—	—	—	-2.75%	-2.87%	-2.75%

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.*

(5)*2-26-18 for Class N shares, 2-26-18 for Class R shares and 2-26-18 for Class Y shares (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

CONSOLIDATED SCHEDULE OF INVESTMENTS

IVY WILSHIRE GLOBAL ALLOCATION FUND *(in thousands)*

JUNE 30, 2018

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Leisure Facilities – 0.0%		
COTA Racing & Entertainment LLC, Class B (A)	—*	$ —
Leisure Products – 0.0%		
Media Group Holdings LLC, Series H (A)(B)(C)(D)(E)	73	—*
Media Group Holdings LLC, Series T (A)(B)(C)(D)(E)	9	459
		459
Total Consumer Discretionary – 0.0%		459
TOTAL COMMON STOCKS – 0.0%		$ 459
(Cost: $70,033)		

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Apollo Strategic Income Fund, Class N	5,413	53,747
Ivy Core Equity Fund, Class N	3,223	55,507
Ivy Corporate Bond, Class N	8,977	53,864
Ivy Emerging Markets Equity Fund, Class N	5,732	112,692
Ivy European Opportunities Fund, Class N	1,578	52,122
Ivy Government Securities Fund, Class N	27,956	147,330
Ivy IG International Small Cap Fund, Class N	5,843	74,551
Ivy International Core Equity Fund, Class N	12,936	257,039
Ivy Large Cap Growth Fund, Class N	3,175	$ 80,514
Ivy LaSalle Global Real Estate Fund, Class N	2,256	24,251
Ivy Mid Cap Growth Fund, Class N (A)	1,170	32,408
Ivy Mid Cap Income Opportunities Fund, Class N	2,252	31,504
Ivy Pictet Emerging Markets Local Currency Debt Fund, Class N	4,904	41,980
Ivy Pictet Targeted Return Bond Fund, Class N	7,665	76,571
Ivy PineBridge High Yield Fund, Class N	3,167	30,851
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	1,514	16,114
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	7,648	85,270
Ivy Securian Core Bond, Class N	11,840	123,961
Ivy Small Cap Core Fund, Class N	740	16,542
Ivy Small Cap Growth Fund, Class N	620	16,287
Ivy Value Fund, Class N	5,518	131,599
TOTAL AFFILIATED MUTUAL FUNDS – 99.3%		$1,514,704
(Cost: $1,460,027)		

CORPORATE DEBT SECURITIES	Principal	Value
Consumer Discretionary		
Leisure Facilities – 0.3%		
Circuit of the Americas LLC, Series D, 0.000%, 12–31–20 (F)	$7,285	$ 3,879
Total Consumer Discretionary – 0.3%		3,879
TOTAL CORPORATE DEBT SECURITIES – 0.3%		$ 3,879
(Cost: $6,033)		

SHORT-TERM SECURITIES	Principal	Value
Master Note – 0.5%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.240%, 7–6–18 (G)	8,093	8,093
TOTAL SHORT-TERM SECURITIES – 0.5%		$ 8,093
(Cost: $8,093)		
TOTAL INVESTMENT SECURITIES – 100.1%		$1,527,135
(Cost: $1,544,186)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%		(964)
NET ASSETS – 100.0%		$1,526,171

Notes to Consolidated Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Restricted securities. At June 30, 2018, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Media Group Holdings LLC, Series H	8–29–13 to 10–31–13	73	$50,896	$ —
Media Group Holdings LLC, Series T	7–2–13 to 1–23–15	9	19,137	459
			$70,033	$459

The total value of these securities represented 0.0% of net assets at June 30, 2018.

(C)Investment is owned by an entity that is treated as a corporation for U.S. tax purposes and is owned by the Fund and consolidated as described in Note 5 of the Notes to Financial Statements.

(D)Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(E)Securities whose value was determined using significant unobservable inputs.

(F)Zero coupon bond.

(G)Variable rate security. Interest rate disclosed is that which is in effect at June 30, 2018. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

JUNE 30, 2018

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of June 30, 2018. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ —	$ —	$459
Affiliated Mutual Funds	1,514,704	—	—
Corporate Debt Securities	—	3,879	—
Short-Term Securities	—	8,093	—
Total	$1,514,704	$11,972	$459

During the year ended June 30, 2018, there were no transfers between Level 1 and 2.

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Corporate Debt Securities
Beginning Balance 7-1-17	$ 15,457	$ 11,758
Net realized gain (loss)	4,667	3,462
Net change in unrealized appreciation (depreciation)	(4,429)	(2,690)
Purchases	12,556	—
Sales	(27,792)	(12,530)
Amortization/Accretion of premium/discount	—	—
Transfers into Level 3 during the period	—	—
Transfers out of Level 3 during the period	—	—
Ending Balance 6-30-18	$ 459	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 6-30-18	$ (1,601)	$ —

Information about Level 3 fair value measurements:

	Fair Value at 6-30-18	Valuation Technique(s)	Unobservable Input(s)	Input value(s)
Assets				
Common Stocks	$459	Discounted cash flows model	Weighted average cost of capital	15.30x
			Illiquidity discount	10%

Significant increases (decreases) in the weighted average cost of capital could result in a lower (higher) fair value measurement. However, significant increases (decreases) in the illiquidity discount input could result in a lower (higher) fair value measurement.

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

See Accompanying Notes to Financial Statements.

STATEMENTS OF ASSETS AND LIABILITIES

IVY FUNDS

AS OF JUNE 30, 2018

(In thousands, except per share amounts)	Ivy Accumulative Fund	Ivy Wilshire Global Allocation Fund[1]
ASSETS		
Investments in unaffiliated securities at value+^	$ 1,391,628	$ 11,972
Investments in affiliated securities at value+	—	1,515,163
Investments at Value	1,391,628	1,527,135
Cash	13	467
Investment securities sold receivable	1,513	1,037
Dividends and interest receivable	789	319
Capital shares sold receivable	247	538
Receivable from affiliates	78	159
Receivable from securities lending income – net	13	—
Prepaid and other assets	92	71
Total Assets	1,394,373	1,529,726
LIABILITIES		
Cash collateral on securities loaned at value	17,350	—
Investment securities purchased payable	10,409	—
Capital shares redeemed payable	2,608	3,011
Independent Trustees and Chief Compliance Officer fees payable	489	381
Distribution and service fees payable	16	14
Shareholder servicing payable	175	118
Investment management fee payable	51	4
Accounting services fee payable	23	15
Variation margin payable	3	—
Written options at value+	312	—
Other liabilities	11	12
Total Liabilities	31,447	3,555
Total Net Assets	$1,362,926	$ 1,526,171
NET ASSETS		
Capital paid in (shares authorized – unlimited)	$ 1,016,573	$1,504,842
Undistributed net investment income	2,338	6,297
Accumulated net realized gain	62,054	32,058
Net unrealized appreciation (depreciation)	281,961	(17,026)
Total Net Assets	$1,362,926	$ 1,526,171
CAPITAL SHARES OUTSTANDING:		
Class A	106,795	114,652
Class B	167	782
Class C	317	1,757
Class I	22,757	62,180
Class N	24	29
Class R	24	29
Class Y	24	29
NET ASSET VALUE PER SHARE:		
Class A	$10.47	$8.48
Class B	$8.67	$7.96
Class C	$8.90	$8.04
Class I	$10.55	$8.58
Class N	$10.48	$8.48
Class R	$10.45	$8.47
Class Y	$10.47	$8.48
+COST		
Investments in unaffiliated securities at cost	$ 1,109,558	$ 14,126
Investments in affiliated securities at cost	—	1,530,060
Written options premiums received at cost	117	—
^Securities loaned at value	16,936	—

(1)Consolidated Statement of Assets and Liabilities (See Note 5 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2018

(In thousands)	Ivy Accumulative Fund	Ivy Wilshire Global Allocation Fund(1)
INVESTMENT INCOME		
Dividends from unaffiliated securities	$ 20,760	$ —
Dividends from affiliated securities	—	27,622
Foreign dividend withholding tax	(5)	—
Interest and amortization from unaffiliated securities	375	621
Securities lending income – net	34	—
Total Investment Income	21,164	28,243
EXPENSES		
Investment management fee	9,522	892
Distribution and service fees:		
Class A	2,820	2,625
Class B	18	85
Class C	43	211
Class R	1	1
Class Y	—*	—*
Shareholder servicing:		
Class A	1,334	769
Class B	13	22
Class C	15	18
Class I	449	144
Class N	—*	—*
Class R	—*	—*
Class Y	—*	—*
Registration fees	100	107
Custodian fees	28	26
Independent Trustees and Chief Compliance Officer fees	164	168
Accounting services fee	262	172
Professional fees	35	483
Other	169	322
Total Expenses	14,973	6,045
Less:		
Expenses in excess of limit	(247)	(773)
Total Net Expenses	14,726	5,272
Net Investment Income	6,438	22,971
REALIZED AND UNREALIZED GAIN (LOSS)		
Net realized gain (loss) on:		
Investments in unaffiliated securities	85,562	8,136
Investments in affiliated securities	—	34,932
Distributions of realized capital gains from affiliated securities	—	14,134
Futures contracts	(1,463)	—
Written options	1,589	—
Foreign currency exchange transactions	—	3
Net change in unrealized appreciation (depreciation) on:		
Investments in unaffiliated securities	59,199	(7,672)
Investments in affiliated securities	—	34,036
Futures contracts	18	—
Written options	(56)	—
Foreign currency exchange transactions	—	5
Net Realized and Unrealized Gain	144,849	83,574
Net Increase in Net Assets Resulting from Operations	$ 151,287	$106,545

**Not shown due to rounding.*

(1)Consolidated Statement of Operations (See Note 5 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Accumulative Fund		Ivy Wilshire Global Allocation Fund[1]	
	Year ended 6-30-18	Year ended 6-30-17	Year ended 6-30-18	Year ended 6-30-17
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income	$ 6,438	$ 6,510	$ 22,971	$ 4,912
Net realized gain on investments	85,688	97,907	57,205	186,288
Net change in unrealized appreciation (depreciation)	59,161	83,031	26,369	(42,739)
Net Increase in Net Assets Resulting from Operations	151,287	187,448	106,545	148,461
Distributions to Shareholders From:				
Net investment income:				
Class A	(5,022)	(3,942)	(18,575)	—
Class B	—	—	(50)	—
Class C	—	—	(204)	—
Class I	(1,600)	(1,279)	(13,167)	—
Class N	—	N/A	—	N/A
Class R	—	N/A	—	N/A
Class Y	—	N/A	—	N/A
Net realized gains:				
Class A	(74,552)	(46,954)	(55,287)	—
Class B	(140)	(130)	(490)	—
Class C	(395)	(258)	(1,422)	—
Class I	(16,451)	(11,787)	(31,172)	—
Class N	—	N/A	—	N/A
Class R	—	N/A	—	N/A
Class Y	—	N/A	—	N/A
Total Distributions to Shareholders	(98,160)	(64,350)	(120,367)	—
Capital Share Transactions	(116,231)	(111,185)	(206,238)	(628,337)
Net Increase (Decrease) in Net Assets	(63,104)	11,913	(220,060)	(479,876)
Net Assets, Beginning of Period	1,426,030	1,414,117	1,746,231	2,226,107
Net Assets, End of Period	$1,362,926	$1,426,030	$1,526,171	$1,746,231
Undistributed net investment income	$ 2,338	$ 2,465	$ 6,297	$ 15,241

(1)Consolidated Statement of Changes in Net Assets (See Note 5 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY ACCUMULATIVE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2018	$10.09	$ 0.05	$ 1.08	$ 1.13	$(0.05)	$(0.70)	$(0.75)
Year ended 6-30-2017	9.27	0.04	1.22	1.26	(0.03)	(0.41)	(0.44)
Year ended 6-30-2016	11.19	0.06	(0.48)	(0.42)	(0.07)	(1.43)	(1.50)
Year ended 6-30-2015	11.74	0.04	1.24	1.28	(0.02)	(1.81)	(1.83)
Year ended 6-30-2014	9.18	0.02	2.57	2.59	(0.03)	—*	(0.03)
Class B Shares[4]							
Year ended 6-30-2018	8.49	(0.07)	0.91	0.84	—	(0.66)	(0.66)
Year ended 6-30-2017	7.91	(0.06)	1.03	0.97	—	(0.39)	(0.39)
Year ended 6-30-2016	9.75	(0.05)	(0.42)	(0.47)	—	(1.37)	(1.37)
Year ended 6-30-2015	10.41	(0.09)	1.09	1.00	—	(1.66)	(1.66)
Year ended 6-30-2014	8.22	(0.10)	2.29	2.19	—	—*	—*
Class C Shares							
Year ended 6-30-2018	8.70	(0.05)	0.92	0.87	—	(0.67)	(0.67)
Year ended 6-30-2017	8.08	(0.05)	1.06	1.01	—	(0.39)	(0.39)
Year ended 6-30-2016	9.93	(0.03)	(0.43)	(0.46)	—	(1.39)	(1.39)
Year ended 6-30-2015	10.59	(0.06)	1.10	1.04	—	(1.70)	(1.70)
Year ended 6-30-2014	8.34	(0.08)	2.33	2.25	—	—*	—*
Class I Shares							
Year ended 6-30-2018	10.16	0.07	1.08	1.15	(0.07)	(0.69)	(0.76)
Year ended 6-30-2017	9.32	0.06	1.23	1.29	(0.04)	(0.41)	(0.45)
Year ended 6-30-2016	11.26	0.06	(0.46)	(0.40)	(0.11)	(1.43)	(1.54)
Year ended 6-30-2015	11.80	0.06	1.26	1.32	(0.05)	(1.81)	(1.86)
Year ended 6-30-2014	9.23	0.05	2.57	2.62	(0.05)	—*	(0.05)
Class N Shares							
Year ended 6-30-2018[5]	10.29	0.03	0.16	0.19	—	—	—
Class R Shares							
Year ended 6-30-2018[5]	10.29	0.01	0.15	0.16	—	—	—
Class Y Shares							
Year ended 6-30-2018[5]	10.29	0.00*	0.18	0.18	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) For the period from February 26, 2018 (commencement of operations of the class) through June 30, 2018.

(6) Expense ratio based on the period excluding reorganization expenses was 2.29%.

(7) Annualized.

(8) Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the year end June 30, 2018.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2018	$10.47	11.66%	$ 1,119	1.10%	0.43%	1.11%	0.42%	79%
Year ended 6-30-2017	10.09	14.02	1,148	1.09	0.42	1.11	0.40	102
Year ended 6-30-2016	9.27	-3.99	1,125	1.07	0.59	1.12	0.54	102
Year ended 6-30-2015	11.19	12.19	1,447	1.06	0.32	1.11	0.27	113
Year ended 6-30-2014	11.74	28.26	1,329	1.10	0.19	1.15	0.14	104
Class B Shares[4]								
Year ended 6-30-2018	8.67	10.35	1	2.34[6]	-0.82	2.46	-0.94	79
Year ended 6-30-2017	8.49	12.62	2	2.29	-0.78	2.41	-0.90	102
Year ended 6-30-2016	7.91	-5.17	3	2.28	-0.62	2.31	-0.65	102
Year ended 6-30-2015	9.75	10.88	4	2.26	-0.89	2.29	-0.92	113
Year ended 6-30-2014	10.41	26.71	5	2.35	-1.06	2.38	-1.09	104
Class C Shares								
Year ended 6-30-2018	8.90	10.45	3	2.07	-0.56	2.08	-0.57	79
Year ended 6-30-2017	8.70	12.96	5	2.06	-0.55	2.09	-0.58	102
Year ended 6-30-2016	8.08	-4.97	6	2.04	-0.38	2.07	-0.41	102
Year ended 6-30-2015	9.93	11.07	6	2.02	-0.64	2.05	-0.67	113
Year ended 6-30-2014	10.59	27.04	6	2.09	-0.80	2.12	-0.83	104
Class I Shares								
Year ended 6-30-2018	10.55	11.91	240	0.87	0.65	0.92	0.60	79
Year ended 6-30-2017	10.16	14.28	271	0.87	0.64	0.91	0.60	102
Year ended 6-30-2016	9.32	-3.81	280	0.83	0.75	0.86	0.72	102
Year ended 6-30-2015	11.26	12.48	5	0.84	0.56	0.87	0.53	113
Year ended 6-30-2014	11.80	28.52	4	0.86	0.43	0.89	0.40	104
Class N Shares								
Year ended 6-30-2018[5]	10.48	1.85	—*	0.74[7]	0.90[7]	—	—	79[8]
Class R Shares								
Year ended 6-30-2018[5]	10.45	1.56	—*	1.49[7]	0.16[7]	—	—	79[8]
Class Y Shares								
Year ended 6-30-2018[5]	10.47	1.75	—*	1.08[7]	0.57[7]	—	—	79[8]

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY WILSHIRE GLOBAL ALLOCATION FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 6-30-2018	$ 8.59	$ 0.11	$ 0.42	$ 0.53	$ (0.16)	$(0.48)	$(0.64)
Year ended 6-30-2017	7.94	0.01	0.64	0.65	—	—	—
Year ended 6-30-2016	8.88	0.02	(0.96)	(0.94)	—	—	—
Year ended 6-30-2015	11.66	0.08	(0.58)	(0.50)	(0.08)	(2.20)	(2.28)
Year ended 6-30-2014	10.21	0.09	1.91	2.00	(0.05)	(0.50)	(0.55)
Class B Shares[5]							
Year ended 6-30-2018	8.07	0.03	0.39	0.42	(0.05)	(0.48)	(0.53)
Year ended 6-30-2017	7.53	(0.07)	0.61	0.54	—	—	—
Year ended 6-30-2016	8.52	(0.07)	(0.92)	(0.99)	—	—	—
Year ended 6-30-2015	11.30	(0.02)	(0.56)	(0.58)	—*	(2.20)	(2.20)
Year ended 6-30-2014	9.96	(0.02)	1.86	1.84	—	(0.50)	(0.50)
Class C Shares							
Year ended 6-30-2018	8.15	0.05	0.39	0.44	(0.07)	(0.48)	(0.55)
Year ended 6-30-2017	7.60	(0.05)	0.60	0.55	—	—	—
Year ended 6-30-2016	8.57	(0.05)	(0.92)	(0.97)	—	—	—
Year ended 6-30-2015	11.36	0.00	(0.57)	(0.57)	(0.02)	(2.20)	(2.22)
Year ended 6-30-2014	9.99	0.00	1.87	1.87	—	(0.50)	(0.50)
Class I Shares							
Year ended 6-30-2018	8.70	0.15	0.41	0.56	(0.20)	(0.48)	(0.68)
Year ended 6-30-2017	8.01	0.04	0.65	0.69	—	—	—
Year ended 6-30-2016	8.94	0.05	(0.98)	(0.93)	—	—	—
Year ended 6-30-2015	11.71	0.11	(0.58)	(0.47)	(0.10)	(2.20)	(2.30)
Year ended 6-30-2014	10.25	0.14	1.90	2.04	(0.08)	(0.50)	(0.58)
Class N Shares							
Year ended 6-30-2018[6]	8.72	0.03	(0.27)	(0.24)	—	—	—
Class R Shares							
Year ended 6-30-2018[6]	8.72	0.01	(0.26)	(0.25)	—	—	—
Class Y Shares							
Year ended 6-30-2018[6]	8.72	0.00*	(0.24)	(0.24)	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Does not include expenses of underlying Ivy Funds in which the Fund invests.

(4) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) For the period from February 26, 2018 (commencement of operations of the class) through June 30, 2018.

(7) Annualized.

(8) Portfolio Turnover is calculated at the fund level. Percentage indicated was calculated for the year end June 30, 2018.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver[3]	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3][4]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3][4]	Portfolio Turnover Rate
Class A Shares								
Year ended 6-30-2018	$8.48	6.14%	$972	0.41%	1.27%	0.45%	1.23%	35%
Year ended 6-30-2017	8.59	8.19	1,080	1.16	0.15	1.21	0.10	156
Year ended 6-30-2016	7.94	-10.59	1,370	1.16	0.25	1.16	0.25	64
Year ended 6-30-2015	8.88	-4.46	3,023	1.10	0.80	1.10	0.80	69
Year ended 6-30-2014	11.66	19.69	3,461	1.10	0.82	1.10	0.82	83
Class B Shares[5]								
Year ended 6-30-2018	7.96	5.11	6	1.37	0.31	1.41	0.27	35
Year ended 6-30-2017	8.07	7.17	10	2.23	-0.92	2.40	-1.09	156
Year ended 6-30-2016	7.53	-11.62	17	2.25	-0.85	2.25	-0.85	64
Year ended 6-30-2015	8.52	-5.40	30	2.11	-0.21	2.11	-0.21	69
Year ended 6-30-2014	11.30	18.55	46	2.08	-0.19	2.08	-0.19	83
Class C Shares								
Year ended 6-30-2018	8.04	5.31	14	1.18	0.64	1.22	0.60	35
Year ended 6-30-2017	8.15	7.24	26	1.97	-0.65	2.06	-0.74	156
Year ended 6-30-2016	7.60	-11.32	34	2.01	-0.61	2.01	-0.61	64
Year ended 6-30-2015	8.57	-5.29	52	1.95	-0.04	1.95	-0.04	69
Year ended 6-30-2014	11.36	18.80	68	1.92	-0.01	1.92	-0.01	83
Class I Shares								
Year ended 6-30-2018	8.58	6.43	534	0.09	1.59	0.15	1.53	35
Year ended 6-30-2017	8.70	8.61	630	0.83	0.48	0.88	0.43	156
Year ended 6-30-2016	8.01	-10.40	805	0.83	0.63	0.83	0.63	64
Year ended 6-30-2015	8.94	-4.16	64	0.82	1.10	0.82	1.10	69
Year ended 6-30-2014	11.71	20.04	79	0.82	1.21	0.82	1.21	83
Class N Shares								
Year ended 6-30-2018[6]	8.48	-2.75	—*	0.25[7]	0.91[7]	0.36[7]	0.80[7]	35[8]
Class R Shares								
Year ended 6-30-2018[6]	8.47	-2.87	—*	0.72[7]	0.44[7]	0.84[7]	0.32[7]	35[8]
Class Y Shares								
Year ended 6-30-2018[6]	8.48	-2.75	—*	0.50[7]	0.66[7]	0.61[7]	0.55[7]	35[8]

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Ivy Accumulative Fund and Ivy Wilshire Global Allocation Fund (each, a "Fund") are two series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Prospectus and Statement of Additional Information ("SAI"). Each Fund's investment manager is Ivy Investment Management Company ("IICO" or the "Manager").

Effective May 18, 2017, the Waddell & Reed Advisors Wilshire Global Allocation Fund (the Ivy Wilshire Global Allocation Fund's "Predecessor Fund) began operating as a fund-of-funds. Wilshire Associates Incorporated ("Wilshire"), the Fund's subadviser, allocates certain of the Fund's assets among the underlying affiliated funds (the "Multi-Asset Segment"). Prior to May 18, 2017, the Predecessor Fund invested in, among other investments, private placements and other restricted securities in accordance with its investment restrictions. Private placements and other restricted securities may be difficult to resell because a ready market for resale may not exist at any given time. Effective with the Predecessor Fund's change to a fund-of-funds, the Fund does not intend to further invest in private placements and restricted securities and will seek to sell its holdings of such securities in accordance with its revised principal investment strategies. However, a portion of the Fund's assets may remain invested in such securities given their limited market for resale. IICO will continue to manage the Fund's investments in restricted securities and private placements (the "Private Equity Segment") during that transition.

Each Fund offers Class A, Class B, Class C, Class I, Class N, Class R and Class Y shares. The Funds' Class B shares are not available for purchase by new and existing investors. Class B shares will continue to be available for dividend reinvestment and exchanges from Class B shares of another fund within Ivy Funds. Class A shares are sold at their offering price, which is normally net asset value ("NAV") plus a front-end sales charge. For Class A shares, a 1% contingent deferred sales charge ("CDSC") is only imposed on shares purchased at NAV for $1 million or more that are subsequently redeemed within 12 months of purchase. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a CDSC. Class I, Class N, Class R and Class Y shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, B, C, R and Y have a distribution and service plan. Class I shares and Class N shares are not included in the plan. Class B shares will automatically convert to Class A shares 96 months after the date of purchase. Class C shares will automatically convert to Class A shares 120 months after the date of purchase.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service approved by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Income Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Funds file income tax returns in U.S. federal and applicable state jurisdictions. The Funds' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceed net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a return of capital for tax purposes.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods, and swaps), the Fund will segregate collateral or designate on its books and records, cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash". Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Indemnification. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and financial instruments are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of the last reported sales price, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service approved by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued based on quotes that are obtained from an independent pricing service approved by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or financial instruments are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or financial instruments. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or financial instruments and for determining whether the value of the applicable securities or financial instruments should be re-evaluated in light of such significant events. The Board has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and financial instruments in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or financial instrument cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or financial instrument will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at its direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

• Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

• Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

• Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Corporate Bonds. The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE, are provided by an independent pricing service. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and ask prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Restricted Securities. Restricted securities that are deemed to be Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, if at all and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments, if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated and/or affiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities, respectively. Additionally, the net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of June 30, 2018, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations when presented by primary underlying risk exposure.

Futures Contracts. Certain Funds may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Ivy Accumulative Fund invests in short positions in futures contracts to economically hedge against changes in the value of equity securities (equity risk).

Option Contracts. Options purchased by a Fund are accounted for in the same manner as portfolio securities. The cost of instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether a Fund has realized a gain or loss. When a written put is exercised, the cost basis of the instruments purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying instrument. With written options, there may be times when a Fund will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying instrument. Additionally, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Ivy Accumulative Fund purchases and writes call and put options to increase or decrease hedging exposure to underlying instruments (which include credit risk, equity risk, foreign currency exchange rate risk, event risk and/or interest rate risk), increase exposure to various equity markets or certain sectors, gain exposure to or facilitate trading in certain securities and/or, in the case of options written, to generate returns from options premiums.

Collateral and rights of offset. A Fund may mitigate credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other with collateral, which is generally held by the Fund's custodian or broker. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of June 30, 2018:

Fund	Type of Risk Exposure	Assets Statement of Assets & Liabilities Location	Value	Liabilities Statement of Assets & Liabilities Location	Value
Ivy Accumulative Fund	Equity	Investments in unaffiliated securities at value*	$103	Written options at value	$312
	Equity	Unrealized appreciation on futures contracts**	86		—

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

** The value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of year ended June 30, 2018.

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the year ended June 30, 2018:

Fund	Type of Risk Exposure	Net realized gain (loss) on: Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Accumulative Fund	Equity	$608	$—	$(1,463)	$1,589	$—	$734

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the year ended June 30, 2018:

Fund	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on: Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Accumulative Fund	Equity	$72	$—	$18	$(56)	$—	$34

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the year ended June 30, 2018, the average derivative volume was as follows:

Fund	Forward foreign currency contracts[1]	Long futures contracts[2]	Short futures contracts[2]	Swap agreements[3]	Purchased options[2]	Written options[2]
Ivy Accumulative Fund	$—	$—	$13,224	$—	$179	$448

(1) Average absolute value of unrealized appreciation/depreciation during the period.

(2) Average value outstanding during the period.

(3) Average notional amount outstanding during the period.

5. BASIS FOR CONSOLIDATION OF THE IVY WILSHIRE GLOBAL ALLOCATION FUND

WRA ASF III (SBP), LLC (the "Company"), a Delaware limited liability company, was incorporated as a wholly owned company acting as an investment vehicle for the Ivy Wilshire Global Allocation Fund (referred to as "the Fund" in this subsection). The Company acts as an investment vehicle for the Fund, in order to effect certain investments for the Fund consistent with the Fund's investment objectives and policies as specified in its prospectus and SAI.

The Fund's investment portfolio has been consolidated and includes the portfolio holdings of the Fund and the Company. The consolidated financial statements include the accounts of the Fund and the Company. All inter-company transactions and balances have been eliminated. A subscription agreement was entered into between the Fund and the Company comprising the entire issued share capital of the Company with the intent that the Fund will remain the sole shareholder and retain all rights. Under the Articles of Association, shares issued by the Company confer upon a shareholder the right to receive notice of, to attend and to vote at general meetings of the Company and shall confer upon the shareholder rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Company.

See the table below for details regarding the structure, incorporation and relationship as of June 30, 2018 of the Company to the Fund (amounts in thousands).

Company	Date of Incorporation	Subscription Agreement	Fund Net Assets	Company Net Assets	Percentage of Fund Net Assets
WRA ASF III (SBP), LLC	4-9-13	4-23-13	$1,526,171	$512	0.03%

6. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS
($ amounts in thousands unless indicated otherwise)

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M - Millions)	$0 to $1,000M	$1,000 to $2,000M	$2,000 to $3,000M	Over $3,000M
Ivy Accumulative Fund	0.700%	0.650%	0.600%	0.550%
Ivy Wilshire Global Allocation Fund[1]	0.700	0.650	0.600	0.550

[1] *Prior to May 18, 2017, these were the management fee annual rates in effect. Effective May 18, 2017, the management fee, accrued daily is payable by the Fund pursuant to the following schedule:*

For the Private Equity Segment, the management fee is payable by the Fund at the annual rates of: 0.700% of net assets of this segment up to $1 billion; 0.650% of net assets of this segment over $1 billion and up to $2 billion; 0.600% of net assets of this segment over $2 billion and up to $3 billion; and 0.550% of the net assets of this segment over $3 billion.

For the Multi-Asset Segment, the Fund's cash on hand and all other Fund assets other than the Private Equity Segment, the management fee is payable by the Fund at the annual rates of: 0.060% of net assets of this segment up to $500 million; 0.050% of net assets of this segment over $500 million and up to $1 billion; 0.040% of net assets of this segment over $1 billion and up to $2 billion; and 0.030% of net assets of this segment over $2 billion.

Under an agreement between IICO and Wilshire, Wilshire serves as subadviser for the Multi-Asset Segment of the Ivy Wilshire Global Allocation Fund. The subadviser makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the oversight of the Board. IICO pays all applicable costs of the subadviser.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustees according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Accounting Services Fees. The Trust has an Accounting and Administrative Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, Ivy Accumulative Fund and Ivy Wilshire Global Allocation Fund prior to May 18, 2017, pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, the Ivy Accumulative Fund (and the Ivy Wilshire Global Allocation Fund prior to May 18, 2017) pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Effective May 18, 2017, under the Accounting and Administrative Services Agreement for the Ivy Wilshire Global Allocation Fund, the Fund pays WISC a monthly fee of one-twelfth of the annual fee shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$5.748	$11.550	$17.748	$24.198	$31.602	$41.250	$48.150	$60.798	$74.250

In addition, for each class of shares in excess of one, effective May 18, 2017, the Ivy Wilshire Global Allocation Fund pays WISC a monthly per-class fee equal to 1.25% of the monthly accounting services base fee.

Each Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B and Class C shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (InvestEd Portfolios and Ivy Funds) reaches certain levels. For Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.25 of 1% of the average daily net assets of the class for the preceding month. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. For Class N shares, each Fund pays WISC a monthly fee equal to one-twelfth of 0.01 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. The Fund will reimburse WISC for such costs if the annual rate of the third-party per account charges for a Fund are less than or equal to $12.00 per account or an annual fee of 0.14 of 1% that is based on average daily net assets.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account (up to $18.00 per account), or a fixed rate fee (up to an annual fee of 0.20 of 1% that is based on average daily net assets), based on the average daily NAV of the omnibus account (or a combination thereof).

Distribution and Service Plan. Class A Shares. Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act (the "Distribution and Service Plan"), each Fund may pay a distribution and/or service fee to Ivy Distributors, Inc. ("IDI") for Class A shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IDI for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class. For the Waddell & Reed Advisors Accumulative Fund (Ivy Accumulative Fund's Predecessor Fund), the Board voluntarily limited payments to 0.234% of the Fund's average Class A net assets on an annual basis. This waiver ended when the reorganization occurred on February 26, 2018.

Class B and Class C Shares. Under the Distribution and Service Plan, each Fund may pay IDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets for Class B and Class C shares to compensate IDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Class R Shares. Under the Distribution and Service Plan, each Fund may pay IDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

Class Y Shares. Under the Distribution and Service Plan, each Fund may pay IDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts.

Sales Charges. As principal underwriter for the Trust's shares, IDI receives sales commissions (which are not an expense of the Trust) for sales of Class A shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A shares and is paid to IDI. During the year ended June 30, 2018, IDI received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC Class A	CDSC Class B	CDSC Class C	Commissions Paid[1]
Ivy Accumulative Fund	$ 333	$1	$—*	$—*	$226
Ivy Wilshire Global Allocation Fund	1,072	4	1	2	734

* Not shown due to rounding.

(1) IDI reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Expense Reimbursements and/or Waivers. IICO, the Funds' investment manager, IDI, the Funds' distributor, and/or Waddell & Reed Services Company, doing business as WISC, the Funds' transfer agent, have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, if any). Fund and class expense limitations and related waivers/reimbursements for the year ended June 30, 2018 were as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Accumulative Fund	Class A	Voluntary	N/A	2-26-2018	12b-1 Fees	$ 119	12b-1 Fees
	Class B	Contractual	10-1-2016	10-31-2020	2.29%	2	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2016	10-31-2020	2.07%	—*	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	10-1-2016	10-31-2020	0.87%	126	Shareholder Servicing
	Class Y	Contractual	2-26-2018	10-31-2020	Not to exceed Class A	—	N/A
Ivy Wilshire Global Allocation Fund	All Classes	Contractual	5-18-2017	10-31-2020	N/A	$657[1]	Investment Management Fee
	Class A	Contractual	5-18-2017	10-31-2020	1.16%	—	N/A
	Class B	Contractual	10-1-2016	10-31-2020	2.25%	—	N/A
	Class C	Contractual	10-1-2016	10-31-2020	2.01%	—	N/A
	Class I	Contractual	10-1-2016	10-31-2020	0.83%	116	Shareholder Servicing
	Class Y	Contractual	2-26-2018	10-31-2020	Not to exceed Class A	—	N/A

* Not shown due to rounding.

(1) Due to Class A, Class B, Class C, Class I and Class Y contractual expense limits, investment management fees were waived for all share classes.

Any amounts due to the funds as a reimbursement but not paid as of June 30, 2018 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

7. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Trust (Ivy Funds, Ivy Variable Insurance Portfolios and InvestEd Portfolios); referred to with the Funds for purposes of this section as Funds) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the year ended June 30, 2018.

8. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the year ended June 30, 2018 follows:

	6-30-17 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	6-30-18 Share Balance	6-30-18 Value	Net Change in Unrealized Appreciation/ (Depreciation)
Ivy Wilshire Global Allocation Fund								
COTA Racing & Entertainment LLC, Class B[2][3]	—* $	— $	— $	— $	—	N/A	N/A	$ —
Media Group Holdings LLC, Series H[2]	73	—	—	—	—	73 $	—*	(341)
Media Group Holdings LLC, Series T[2]	9	—	—	—	—	9	459	(1,261)
Ivy Apollo Strategic Income Fund, Class N	8,427	6,260	37,179	107	2,754	5,413	53,747	(1,631)
Ivy Core Equity Fund, Class N	5,119	12,381	40,560	6,365	396	3,223	55,507	5,575
Ivy Corporate Bond Fund, Class I[3]	N/A	559	58,898	3	—	N/A	N/A	—
Ivy Corporate Bond Fund, Class N	N/A	5,921	7,464	(164)	1,094	8,977	53,864	(2,121)
Ivy Emerging Markets Equity Fund, Class N	7,170	10,836	36,812	4,739	399	5,732	112,692	5,312
Ivy European Opportunities Fund, Class N	N/A	71,648	21,514	1,144	1,058	1,578	52,122	1,988

	6-30-17 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Distributions Received	6-30-18 Share Balance	6-30-18 Value	Net Change in Unrealized Appreciation/(Depreciation)
Ivy Government Securities Fund, Class I[3]	N/A	$ 131,709	$ 159,439	$ (11)	$ 172	N/A	N/A	$ —
Ivy Government Securities Fund, Class N	N/A	146,824	20,297	(482)	1,733	27,956	$ 147,330	(4,402)
Ivy IG International Small Cap Fund, Class N	N/A	93,492	21,746	1,256	344	5,843	74,551	2,804
Ivy International Core Equity Fund, Class N	23,974	10,604	220,539	12,036	4,847	12,936	257,039	7,160
Ivy Large Cap Growth Fund, Class N	5,794	18,965	71,866	11,057	355	3,175	80,514	11,909
Ivy LaSalle Global Real Estate Fund, Class I[3]	4,163	—	42,976	—*	—	N/A	N/A	(647)
Ivy LaSalle Global Real Estate Fund, Class N	N/A	3,350	23,089	1,085	821	2,256	24,251	1,043
Ivy Mid Cap Growth Fund, Class N[2]	1,507	2,886	10,602	3,327	—	1,170	32,408	4,482
Ivy Mid Cap Income Opportunities Fund, Class N	2,769	1,149	7,606	509	679	2,252	31,504	2,788
Ivy Pictet Emerging Markets Local Currency Debt Fund, Class N	6,536	5,692	20,733	388	1,499	4,904	41,980	(4,030)
Ivy Pictet Targeted Return Bond Fund, Class N ...	11,139	6,007	40,861	133	616	7,665	76,571	(525)
Ivy PineBridge High Yield Fund, Class N	5,157	3,805	23,729	151	1,864	3,167	30,851	(841)
Ivy ProShares Russell 2000 Dividend Growers Index Fund, Class N	N/A	18,202	2,726	(15)	204	1,514	16,114	638
Ivy ProShares S&P 500 Dividend Aristocrats Index Fund, Class N	N/A	92,678	9,449	248	1,016	7,648	85,270	2,041
Ivy Securian Core Bond Fund, Class N	16,066	14,247	59,808	(86)	4,315	11,840	123,961	(3,024)
Ivy Small Cap Core Fund, Class N	1,380	807	12,766	1,183	235	740	16,542	1,610
Ivy Small Cap Growth Fund, Class N	1,160	1,796	13,813	2,463	64	620	16,287	1,258
Ivy Value Fund, Class N	5,370	43,735	39,085	3,407	2,056	5,518	131,599	1,352
Waddell & Reed Advisors Bond Fund, Class Y[3] ..	16,536	1,348	104,696	213	558	N/A	N/A	1
Waddell & Reed Advisors Government Securities Fund, Class Y[3]	6,324	133,090	167,499	10	543	N/A	N/A	4
				$49,066	$27,622		$1,515,163	$ 31,142

	6-30-17 Principal Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)[1]	Interest Received	6-30-18 Principal Balance	6-30-18 Value	Net Change in Unrealized Appreciation/(Depreciation)
Circuit of the Americas LLC, Series D, 0.000%, 12-31-20[3]	7,285	$ —	$ —	$ —	$ —	N/A	N/A	$ 2,894

* Not shown due to rounding.

[1] Included in Realized Gain/Loss, if applicable, are distributions from capital gains from the underlying securities.

[2] No dividends were paid during the preceding 12 months.

[3] No longer affiliated as of June 30, 2018.

9. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended June 30, 2018, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Ivy Accumulative Fund	$—	$1,074,943	$—	$1,242,018
Ivy Wilshire Global Allocation Fund	—	574,039	—	861,736

10. LOANS OF PORTFOLIO SECURITIES ($ amounts in thousands)

Certain Funds may lend their portfolio securities only to borrowers that are approved by the Fund's securities lending agent, The Bank of New York Mellon ("BNYM"). The borrower pledges and maintains with the Fund collateral consisting of cash or securities issued or guaranteed by the U.S. government. The initial collateral received by the Fund is required to have a value of at least 102% of the market value of the loaned securities for securities traded on U.S. exchanges and a value of at least 105% of the market value for all other securities. The collateral is maintained thereafter, at a market value equal to no less than 100% of the current value of the securities on loan. The market value of the loaned securities is determined at the close of each business day and any additional required collateral is delivered to the Fund and any excess collateral is returned by the Fund on the next business day. During the term of the loan, the Fund is entitled to all distributions made on or in respect of the loaned securities but does not receive interest income on securities received as collateral. Loans of securities are terminable at any time and the borrower, after notice, is required to return borrowed securities within the standard time period for settlement of securities transactions.

Cash received as collateral for securities on loan may be reinvested in the Dreyfus Institutional Preferred Government Money Market Fund — Institutional Shares or certain other registered money market funds and are disclosed in the Fund's Schedule of Investments and are reflected in the Statement of Assets and Liabilities as cash collateral on securities loaned at value. Non-cash collateral, in the form of securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, is not disclosed in the Fund's Statement of Assets and Liabilities as it is held by the lending agent on behalf of the Fund and the Fund does not have the ability to re-hypothecate these securities. The securities on loan for each Fund are also disclosed in its Schedule of Investments. The total value of any securities on loan as of June 30, 2018 and the total value of the related cash collateral are disclosed in the Statement of Assets and Liabilities. Income earned by the Funds from securities lending activity is disclosed in the Statements of Operations.

The following is a summary of the Fund's securities lending positions and related cash and non-cash collateral received as of June 30, 2018:

Fund	Market Value of Securities on Loan	Cash Collateral Received	Non-Cash Collateral Received	Total Collateral Received
Ivy Accumulative Fund	$16,936	$17,350	$—	$17,350

The cash collateral received amounts presented in the table above are transactions accounted for as secured borrowings and have an overnight and continuous maturity. The proceeds from the cash collateral received is invested in registered money market funds.

The risks of securities lending include the risk that the borrower may not provide additional collateral when required or may not return the securities when due. To mitigate these risks, the Funds benefit from a borrower indemnity provided by BNYM. BNYM's indemnity allows for full replacement of securities lent wherein BNYM will purchase the unreturned loaned securities on the open market by applying the proceeds of the collateral or to the extent such proceeds are insufficient or the collateral is unavailable, BNYM will purchase the unreturned loan securities at BNYM's expense. However, the Fund could suffer a loss if the value of the investments purchased with cash collateral falls below the value of the cash collateral received.

11. BUSINESS COMBINATIONS (All amounts in thousands)

On February 26, 2018, Ivy Accumulative Fund acquired all assets and liabilities of Waddell & Reed Advisors Accumulative Fund pursuant to a plan of reorganization approved by the Board of Trustees on November 14, 2017. The purpose of the transaction was to combine two portfolios with comparable investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of shares of Waddell & Reed Advisors Accumulative Fund, valued at $1,385,512 in total, for shares of the Ivy Accumulative Fund as follows:

Shares Exchanged

	Waddell & Reed Advisors Accumulative Fund	Ivy Accumulative Fund
Class A	111,366	111,366
Class B	207	207
Class C	330	330
Class Y of Waddell & Reed Advisors Accumulative Fund into Class I of Ivy Accumulative Fund	24,229	24,229

The investment portfolio of Waddell & Reed Advisors Accumulative Fund, with a fair value of $1,384,217 and identified cost of $1,108,538 at February 26, 2018, was the principal asset acquired by Ivy Accumulative Fund. For financial reporting purposes, assets received and shares issued by Ivy Accumulative Fund were recorded at fair value; however, the cost basis of the investments received from Waddell & Reed Advisors Accumulative Fund was carried forward to align ongoing reporting of Ivy Accumulative Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. Waddell & Reed Advisors Accumulative Fund had net assets of $1,385,512, including $275,679 of net unrealized appreciation in value of investments and $32,496 of accumulated net realized gains on investments, which were combined with those of Ivy Accumulative Fund. The aggregate net assets of Ivy Accumulative Fund and Waddell & Reed Advisors Accumulative Fund immediately before the acquisition were $0 and $1,385,512, respectively. The aggregate net assets of Ivy Accumulative Fund and Waddell & Reed Advisors Accumulative Fund immediately following the acquisition were $1,385,512 and $0, respectively.

Assuming the reorganization had been completed on July 1, 2017, the beginning of the annual reporting period for Ivy Accumulative Fund, the pro forma results of operations for the year ended June 30, 2018, were as follows:

Net investment income (loss)	$ 6,438
Net realized gain (loss)	85,688
Net change in unrealized appreciation (depreciation)	59,161
Net increase (decrease) in net assets resulting from operations	$151,287

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Waddell & Reed Advisors Accumulative Fund that have been included in Ivy Accumulative Fund's Statement of Operations since February 26, 2018.

On February 26, 2018, Ivy Wilshire Global Allocation Fund acquired all assets and liabilities of Waddell & Reed Advisors Wilshire Global Allocation Fund pursuant to a plan of reorganization approved by the Board of Trustees on November 14, 2017. The purpose of the transaction was to combine two portfolios with comparable investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of shares of Waddell & Reed Advisors Wilshire Global Allocation Fund, valued at $1,670,395 in total, for shares of the Ivy Wilshire Global Allocation Fund as follows:

Shares Exchanged

	Waddell & Reed Advisors Wilshire Global Allocation Fund	Ivy Wilshire Global Allocation Fund
Class A	121,427	121,427
Class B	993	993
Class C	1,907	1,907
Class Y of Waddell & Reed Advisors Wilshire Global Allocation Fund into Class I of Ivy Wilshire Global Allocation Fund	67,581	67,581

The investment portfolio of Waddell & Reed Advisors Wilshire Global Allocation Fund, with a fair value of $1,670,027 and identified cost of $1,604,424 at February 26, 2018, was the principal asset acquired by Ivy Wilshire Global Allocation Fund. For financial reporting purposes, assets received and shares issued by Ivy Wilshire Global Allocation Fund were recorded at fair value; however, the cost basis of the investments received from Waddell & Reed Advisors Wilshire Global Allocation Fund was carried forward to align ongoing reporting of Ivy Wilshire Global Allocation Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. Waddell & Reed Advisors Wilshire Global Allocation Fund had net assets of $1,670,395, including $65,603 of net unrealized appreciation in value of investments and $32,331 of accumulated net realized gains on investments, which were combined with those of Ivy Wilshire Global Allocation Fund. The aggregate net assets of Ivy Wilshire Global Allocation Fund and Waddell & Reed Advisors Wilshire Global Allocation Fund immediately before the acquisition were $0 and $1,670,395, respectively. The aggregate net assets of Ivy Wilshire Global Allocation Fund and Waddell & Reed Advisors Wilshire Global Allocation Fund immediately following the acquisition were $1,670,395 and $0, respectively.

Assuming the reorganization had been completed on July 1, 2017, the beginning of the annual reporting period for Ivy Wilshire Global Allocation Fund, the pro forma results of operations for the year ended June 30, 2018, were as follows:

Net investment income (loss)	$ 22,971
Net realized gain (loss)	57,205
Net change in unrealized appreciation (depreciation)	26,369
Net increase (decrease) in net assets resulting from operations	$106,545

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Waddell & Reed Advisors Wilshire Global Allocation Fund that have been included in Ivy Wilshire Global Allocation Fund's Statement of Operations since February 26, 2018.

12. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

	Ivy Accumulative Fund				Ivy Wilshire Global Allocation Fund			
	Year ended 6-30-18		Year ended 6-30-17		Year ended 6-30-18		Year ended 6-30-17	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	2,776	$ 28,922	4,072	$ 39,174	7,656	$ 66,958	7,678	$ 62,600
Class B	3	30	8	64	10	80	13	104
Class C	117	1,020	62	523	234	1,948	259	2,018
Class I	4,576	47,100	6,895	66,686	7,093	62,766	9,841	81,104
Class N	24	250	N/A	N/A	29	250	N/A	N/A
Class R	24	250	N/A	N/A	29	250	N/A	N/A
Class Y	24	250	N/A	N/A	29	250	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	7,635	74,593	5,164	47,872	8,538	72,571	—	—
Class B	17	140	17	130	67	539	—	—
Class C	47	390	32	255	195	1,584	—	—
Class I	1,805	17,742	1,395	13,004	5,101	43,821	—	—
Class N	—	—	N/A	N/A	—	—	N/A	N/A
Class R	—	—	N/A	N/A	—	—	N/A	N/A
Class Y	—	—	N/A	N/A	—	—	N/A	N/A
Shares redeemed:								
Class A	(17,292)	(176,212)	(16,961)	(163,327)	(27,366)	(239,040)	(54,375)	(441,603)
Class B	(110)	(936)	(180)	(1,473)	(582)	(4,768)	(965)	(7,436)
Class C	(477)	(4,166)	(162)	(1,359)	(1,921)	(16,055)	(1,524)	(11,853)
Class I	(10,272)	(105,604)	(11,622)	(112,734)	(22,320)	(197,392)	(38,012)	(313,271)
Class N	—	—	N/A	N/A	—	—	N/A	N/A
Class R	—	—	N/A	N/A	—	—	N/A	N/A
Class Y	—	—	N/A	N/A	—	—	N/A	N/A
Net decrease	(11,103)	$ (116,231)	(11,280)	$ (111,185)	(23,208)	$(206,238)	(77,085)	$(628,337)

13. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at June 30, 2018 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Ivy Accumulative Fund	$1,123,406	$298,971	$ 31,061	$267,910
Ivy Wilshire Global Allocation Fund	1,554,174	69,680	96,719	(27,039)

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended June 30, 2018 and the post-October and late-year ordinary activity were as follows:

Fund	Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Ivy Accumulative Fund	$53,835	$25,096	$—	$—	$—
Ivy Wilshire Global Allocation Fund	37,932	10,817	—	—	—

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended June 30, 2018 and 2017 were as follows:

| Fund | June 30, 2018 | | June 30, 2017 | |
	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains
Ivy Accumulative Fund	$49,020	$49,140	$10,433	$53,917
Ivy Wilshire Global Allocation Fund	44,863	75,504	—	—

(1) Includes short-term capital gains distributed, if any.

Dividends from net investment income and short-term capital gains are treated as ordinary income dividends for federal income tax purposes.

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from U.S. GAAP. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions, net operating losses, income from passive foreign investment companies (PFICs), investments held within the wholly-owned subsidiary and companies, partnership transactions, and expiring capital loss carryovers. At June 30, 2018, the following reclassifications were made:

Fund	Undistributed Net Investment Income	Accumulated Net Realized (Loss)	Paid-In Capital
Ivy Accumulative Fund	$57	$ —	$ (57)
Ivy Wilshire Global Allocation Fund	81	(40,210)	40,129

To the Shareholders and Board of Trustees of Ivy Funds:

Opinion on the Financial Statements and Financial Highlights

We have audited the accompanying statements of assets and liabilities of Ivy Accumulative Fund and Ivy Wilshire Global Allocation Fund, each a series of Ivy Funds (the "Funds"), including the schedules of investments as of June 30, 2018, the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, the financial highlights for each of the five years in the period then ended for the Funds, and the related notes. In our opinion, the financial statements and financial highlights present fairly, in all material respects, the financial position of the Funds, as of June 30, 2018, and the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on the Funds' financial statements and financial highlights based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Funds in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement, whether due to error or fraud. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements and financial highlights, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. Our procedures included confirmation of securities owned as of June 30, 2018, by correspondence with the custodian, transfer agent, and brokers; when replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

Deloitte & Touche LLP

Kansas City, Missouri
August 17, 2018

We have served as the auditor of one or more Waddell & Reed investment companies since 1997.

INCOME TAX INFORMATION

AMOUNTS NOT ROUNDED (UNAUDITED)

The Funds hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or as qualified dividend income for individuals for the tax period ended :

	Dividends Received Deduction for Corporations	Qualified Dividend Income for Individuals
Ivy Accumulative Fund	$15,070,727	$ 16,538,412
Ivy Wilshire Global Allocation Fund	16,044,749	25,517,592

The Funds hereby designate the following amounts as distributions of long-term capital gains:

Ivy Accumulative Fund	$ 49,139,625
Ivy Wilshire Global Allocation Fund	75,503,565

44 ANNUAL REPORT **2018**

Each of the individuals listed below serves as a trustee for the Trust (50 portfolios), and for the rest of the funds within the Fund Complex, which also includes, in addition to the Trust, InvestEd Portfolios ("InvestEd") (6 portfolios), the Ivy High Income Opportunities Fund (a closed-end fund) ("IVH"), Ivy NextShares ("NextShares") (3 portfolios) and Ivy Variable Insurance Portfolios ("Ivy VIP") (29 Portfolios).

Board members who are not "interested persons" of the Funds as defined in Section 2(a)(19) of the 1940 Act ("Disinterested Trustees") constitute at least 75% of the Board.

Joseph Harroz, Jr. serves as Independent Chairman of the Trust's Board and of the Board of Trustees of the other funds in the Fund Complex. Subject to the Trustee Emeritus and Retirement Policy, a Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

The Statement of Additional Information ("SAI") for the Trust includes additional information about the Trust's Trustees. The SAI is available without charge, upon request by calling 1.800.777.6472. It is also available on the Ivy Investments website, www.ivyinvestments.com.

Disinterested Trustees

The following table provides information regarding each Disinterested Trustee.

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Jarold W. Boettcher, CFA 6300 Lamar Avenue Overland Park, KS 66202 1940	Trustee	2002	President of Boettcher Enterprises, Inc. (agriculture products and services) (1979 to present); Chairman of Board, Boettcher Supply, Inc. (electrical and plumbing supplies distributor) (1979 to present).	89	Director, Guaranty State Bank & Trust Co. (financial services) (1981 to present); Director, Guaranty, Inc. (financial services) (1981 to present); Member, Kansas Board of Regents (2007 to 2011); Trustee and Governance Committee Member, Kansas State University Foundation (Education) (1981 to present); Director, Kansas Bioscience Authority (2009 to 2016); Committee Member, Kansas Foundation for Medical Care (2001 to 2011); Trustee, Waddell & Reed Advisors Funds (2007 to 2018); Trustee, IVH; Trustee, NextShares; Trustee, InvestEd; Trustee, Ivy VIP.
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947	Trustee	2017	Professor of Law, Washburn University School of Law (1973 to present).	89	Director, Kansas Legal Services for Prisoners, Inc. (non-profit community service); Director, U.S. Alliance Corporation and wholly-owned subsidiaries: Alliance Life and Security Company and Dakota Capital Life Insurance Company (Insurance) (2009 to present); Director, Kansas Appleseed, Inc. (non-profit community service) (2007 to present); Trustee, Waddell & Reed Advisors Funds (1997 to 2018); Trustee, IVH; Trustee, NextShares; Trustee, InvestEd; Trustee, Ivy VIP.

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
James D. Gressett 6300 Lamar Avenue Overland Park, KS 66202 1950	Trustee	2002	Chief Executive Officer (CEO) of CalPac Pizza LLC (2011 to present); CEO of CalPac Pizza II LLC (2012 to present); CEO of PacPizza LLC (Pizza Hut franchise) (2000 to present); Member/ CEO, Southern Pac Pizza LLC (2013 to present); Partner, Century Bridge Partners (real estate investments) (2007 to present); Manager, Hartley Ranch Angus Beef, LLC (2013 to present); President, Penn Capital Corp. (1995 to present); Partner, Penn Capital Partners (1999 to present).	89	Member/Secretary, The Metochoi Group LLC (1999 to present); Member/ Chairman, Idea Homes LLC (Homebuilding & Development) (2013 to present); Trustee, Waddell & Reed Advisors Funds (2017 to 2018); Trustee, IVH; Trustee, NextShares; Trustee, InvestEd; Trustee, Ivy VIP.
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee Independent Chairman	1998 2006	Dean, College of Law, Vice President, University of Oklahoma (2010 to present); Managing Member, Harroz Investments, LLC, (commercial enterprises) (1998 to present).	89	Director and Shareholder, Valliance Bank (2007 to present); Director, Foundation Healthcare, (formerly Graymark HealthCare) (2008 to 2017); Trustee, The Mewbourne Family Support Organization (2006 to present) (non-profit); Independent Director, LSQ Manager, Inc. (real estate) (2007 to 2016); Director/Trustee, Oklahoma Foundation for Excellence (non-profit) (2008 to present); Trustee/Chairman, Waddell & Reed Advisors Funds (Trustee: 1998 to 2018; Chairman: 2015 to 2018); Trustee/Chairman, IVH; Trustee/Chairman, NextShares; Trustee/ Chairman, InvestEd; Trustee/Chairman, Ivy VIP.
Glendon E. Johnson, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1951	Trustee	2002	Of Counsel, Lee & Smith, PC (law firm) (law firm, emphasis on finance, securities, mergers and acquisitions law) (1996 to present); Owner and Manager, Castle Valley Ranches, LLC (ranching) and Castle Valley Outdoors, LLC (outdoor recreation) (1995 to present); Formerly, Partner, Kelly, Drye & Warren LLP (1989-1996); Partner, Lane & Edson PC (law firm) (1987-1989).	89	Director, Thomas Foundation for Cancer Research (2005 to present); Director, Warriors Afield Legacy Foundation (non-profit) (2014 to present); Trustee, Waddell & Reed Advisors Funds (2017 to 2018); Trustee, IVH; Trustee, NextShares; Trustee, InvestEd; Trustee, Ivy VIP.

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Frank J. Ross, Jr. Polsinelli PC 900 West 48th Place Suite 900 Kansas City, MO 64112 1953	Trustee	2017	Shareholder/Director, Polsinelli PC, (law firm) (1980 to present).	89	Director, American Red Cross (community service) (2003-2010); Director, Rockhurst University (education) (2003-2009); Director, March of Dimes Birth Defects Foundation, Greater Kansas City Chapter (2001-2009); Trustee, Waddell & Reed Advisors Funds (1996 to 2018); Trustee, IVH; Trustee, NextShares; Trustee, InvestEd; Trustee, Ivy VIP.
Michael G. Smith 6300 Lamar Avenue Overland Park, KS 66202 1944	Trustee	2002	Retired; formerly, with Merrill Lynch as Managing Director of Global Investor Client Strategy (1996-1998), Head of Regional Institutional Sales (1995-1996) and of U.S. Central Region (1986-1995, 1999).	89	Director, Executive Board, Cox Business School, Southern Methodist University (1998 to present); Director, Northwestern Mutual Funds (2003 to 2017); Director, CTMG, Inc. (clinical testing) (2008 to 2015); Trustee, Waddell & Reed Advisors Funds (2017 to 2018); Trustee, IVH; Trustee, NextShares; Trustee, InvestEd; Trustee, Ivy VIP.
Edward M. Tighe 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	1999	Retired; formerly, CEO and Director of Asgard Holdings LLC (computer network and security services) (2002 to 2004); President, Citco Technology Management (1995-2000); CEO, Global Mutual Fund Services (1993-2000); Sr. Vice President, Templeton Global Investors (1988-1992).	89	Director, The Research Coast Principium Foundation, Inc. (non-profit) (2012 to 2015); Trustee, Waddell & Reed Advisors Funds (2017 to 2018); Trustee, IVH; Trustee, NextShares; Trustee, InvestEd; Trustee, Ivy VIP.

Interested Trustees

Mr. Herrmann is "interested" by virtue of his current or former engagement as an officer of Waddell & Reed Financial, Inc. ("WDR") or its wholly owned subsidiaries, including each Fund's investment manager, IICO, each Fund's principal underwriter, IDI, and each Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company ("WISC"), as well as by virtue of his personal ownership in shares of WDR.

Name, Address and Year of Birth	Position(s) Held with the Trust	Trustee/Officer Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	1998	Retired, Non-Executive Chairman of the Board, WDR, (2016 to 2018); Formerly Chairman, WDR (2010 to 2018); CEO, WDR (2005 to 2016); President, CEO and Chairman, IICO (2002 to 2016); President, CEO and Chairman, Waddell & Reed Investment Management Company (WRIMCO) (1993 to 2016); President of each of the funds in the Fund Complex (2001 to 2016).	89	Director, WDR, (1998 to present), IICO (2002 to 2016), WRIMCO (1991 to 2016), WISC (2001 to 2016), W&R Capital Management Group, Inc. (2008 to 2016), and WRI (1993 to 2016); Director, Blue Cross Blue Shield of Kansas City (2007 to 2017); Trustee, Waddell & Reed Advisors Funds (1998 to 2018); Trustee, IVH; Trustee, NextShares; Trustee, InvestEd; Trustee, Ivy VIP.

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. The Trust's principal officers are:

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Officer of Trust Since	Officer of Fund Complex Since*	Principal Occupation(s) During Past 5 Years
Jennifer K. Dulski 6300 Lamar Avenue Overland Park, KS 66202 1980	Secretary	2017	2017	Senior Vice President and Associate Counsel of Waddell & Reed and Ivy Distributors, Inc. ("IDI") (2018 to present); Secretary for each of the funds in the Fund Complex (2017 to present).
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 1969	Vice President	2008	2006	Vice President of Waddell & Reed Services Company ("WRSCO") (2007 to present); Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President and Treasurer of each of the funds in the Fund Complex (2006 to present); Principal Accounting Officer of each of the funds in the Funds Complex (2006 to 2017); Assistant Treasurer of each of the funds in the Fund Complex (2003 to 2006).
	Treasurer	2008	2006	
	Principal Financial Officer	2008	2007	
Philip J. Sanders** 6300 Lamar Avenue Overland Park, KS 66202 1959	President	2016	2006	CEO, WDR (2016 to present); Chief Investment Officer, WDR (2011 to present); Senior Vice President, WDR (2011 to 2016); President, CEO and Chairman, IICO (2016 to present); Senior Vice President, IICO WRIMCO (2010 to 2016); President of each of the funds in the Funds Complex (2016 to present).
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 1968	Vice President	2008	2006	Chief Compliance Officer (2004 to present); Vice President of WRIMCO and IICO (2006 to present); Vice President of each of the funds in the Fund Complex (2006 to present).
	Chief Compliance Officer	2008	2004	

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Officer of Trust Since	Officer of Fund Complex Since*	Principal Occupation(s) During Past 5 Years
Philip A. Shipp 6300 Lamar Avenue Overland Park, KS 66202 1969	Assistant Secretary	2012	2012	Assistant Secretary of each of the funds in the Fund Complex (2012 to present); Senior Vice President, Waddell & Reed and IDI (2017 to present); Vice President of Waddell & Reed and IDI (2010 to 2016).
John E. Sundeen, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1960	Vice President	2016	2006	Senior Vice President (1999 to present) and Chief Administrative Officer (2006 to present) of WDR; Executive Vice President and Chief Administrative Officer of IICO and WRIMCO (2004 to present); Executive Vice President of WRSCO (2016 to present).

* This is the date when the officer first became an officer of one or more of the funds that are the predecessors to current funds within Ivy Funds (each, a predecessor fund) (if applicable).

** Mr. Sanders was Vice President of the Trust since 2006, and of the Fund Complex since 1998, until his appointment as President in August 2016.

Ivy Accumulative Fund and Ivy Wilshire Global Allocation Fund

At a meeting of the Board of Trustees (the "Board") of Ivy Funds (the "Trust") held on February 20 and 21, 2018, the trustees, including all of the trustees who are not "interested persons" (the "Independent Trustees"), as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the "1940 Act"), considered and approved an amendment to the Investment Management Agreement (the "Management Agreement") between Ivy Investment Management Company ("IICO") and the Trust, on behalf of the Ivy Accumulative Fund and the Ivy Wilshire Global Allocation Fund (each, a "Fund," and together, the "Funds"), to include the Funds under the Management Agreement. The Board also considered and approved an investment subadvisory agreement (the "Sub-advisory Agreement," and with the Management Agreement, the "Agreements") between IICO and Wilshire Associates Incorporated ("Wilshire") with respect to the Ivy Wilshire Global Allocation Fund (the "Wilshire Fund").

The Independent Trustees were assisted in their consideration of the Agreements by independent legal counsel, and met with such counsel separately from representatives of IICO and Wilshire. Independent legal counsel had provided the Board with a memorandum that discussed the various factors that the Board should consider as part of its review of the Agreements, including, among other things, the nature and the quality of the services proposed to be provided to the Funds by IICO and by Wilshire with respect to the Wilshire Fund, potential profitability of IICO and Wilshire (including any fall-out benefits) from their proposed relationship with the Funds, projected economies of scale, the role played by the Independent Trustees and information on comparative fees and expenses. The material factors and conclusions that formed the basis for the Board's determination to approve the Agreements are discussed below.

The Board took into account that it previously had authorized the filing of an amendment to the Trust's registration statement to commence the Funds in anticipation of serving as shell funds into which the assets and liabilities of the Waddell & Reed Advisors Accumulative Fund and the Waddell & Reed Advisors Wilshire Global Allocation Fund, respectively, (collectively, the "Existing Funds") would merge. The Board took into further account that the proposed investment advisory fees, including breakpoints, for the Funds, and their expense structure was proposed to be identical to those of the Existing Funds.

The Board noted that because the Funds are designed to mirror the Existing Funds, they appear to be designed to be able to achieve acceptable performance. The Board also considered the proposed expenses of the Funds, the cost of the services proposed to be provided by IICO and Wilshire (with respect to the Wilshire Fund), including as compared to the other Funds in the Ivy Funds family, the Existing Funds and comparable funds, and the proposed expense reimbursement agreement, and concluded that the proposed expenses of the Funds were acceptable. The Board, however, did not discuss the projected profitability of IICO or Wilshire in managing the Funds because the Funds had not yet commenced operations, but noted that it would monitor profitability once the Funds begin operations. The Board also considered the nature, extent and quality of services proposed to be provided to the Funds by IICO and by Wilshire (with respect to the Wilshire Fund), taking into account that the investment objective and strategy of the Funds are identical to the Existing Funds, the Board's experience with the Existing Funds and the management of the Existing Funds by an affiliate of IICO and of the Waddell & Reed Advisors Wilshire Global Allocation Fund by Wilshire. The Board also considered other services proposed to be provided to the Funds by IICO based upon their current experiences with IICO, such as IICO's ability to monitor adherence to the Funds' investment restrictions, producing reports, providing support services for the Board and Board committees on Fund matters, communicating with shareholders and overseeing the activities of other service providers, including monitoring compliance with various policies and procedures and with applicable securities laws and regulations. The Board concluded that the nature and extent of the services proposed to be provided by IICO and Wilshire are reasonable, considering the quality of the services currently provided by IICO for other funds in the Ivy Funds family and by its affiliate to the Existing Funds, as well as by Wilshire to the Waddell & Reed Advisors Wilshire Global Allocation Fund. The Board also discussed whether IICO or Wilshire would derive any other direct or indirect benefits from serving as investment adviser to the Funds or by Wilshire for serving as investment sub-adviser to the Wilshire Fund. The Board considered the benefits that would accrue to IICO and Wilshire from their relationship with the Funds, including the fact that a variety of services for the Funds are proposed to be provided by affiliates of IICO, including distribution, shareholder servicing and transfer agency services. After consideration of these and other factors, the Board concluded that neither IICO, Wilshire nor any of their affiliates would receive any additional direct or indirect benefits that would preclude the Board from approving the Agreements.

The following privacy notice is issued by Ivy Funds (the "Funds"), Ivy Investment Management Company ("IICO") and Ivy Distributors, Inc. ("IDI").

Information Collected

We collect nonpublic personal information about you from your account application and other forms that you may deliver to us, and from your transactions with us and our affiliates. This is information that regulators consider necessary for the proper servicing of your account. In order to affect your transactions and service your account properly, we may disclose all of the information that we collect, as described above, to firms that assist us in servicing your account, such as our transfer agent.

Confidentiality of Information Collected

All records containing your nonpublic personal information are kept at our various service providers. These entities include IICO, IDI and our transfer agent and administrative services provider. We require these affiliates, and any non-affiliated service providers, to protect the confidentiality of your information and to use the information only for the purposes for which disclosure to them is made. The Funds, IICO, IDI and other service providers restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you and maintain physical, electronic, and procedural safeguards that comply with federal standards to maintain the security of your nonpublic personal information.

Disclosure of Information in Limited Circumstances

We do not disclose nonpublic personal information about present or former customers to nonaffiliated third parties, except as permitted or required by law. In connection with servicing your account, your nonpublic personal information may be shared among the entities named in this notice, their affiliates, and non-affiliates, including a transfer agent or other service companies. We will adhere to the policies and practices above for both current and former customers.

PROXY VOTING INFORMATION

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.800.777.6472 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Investments' website at www.ivyinvestments.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION

IVY FUNDS

Portfolio holdings can be found on the Trust's website at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

TO ALL TRADITIONAL IRA PLANHOLDERS:

IVY FUNDS

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

HOUSEHOLDING NOTICE

IVY FUNDS

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Trust) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

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THE IVY FUNDS FAMILY

Domestic Equity Funds

Ivy Accumulative Fund

Ivy Core Equity Fund

Ivy Large Cap Growth Fund

Ivy Micro Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Mid Cap Income Opportunities Fund

Ivy Small Cap Core Fund

Ivy Small Cap Growth Fund

Ivy Tax-Managed Equity Fund

Ivy Value Fund

Global/International Funds

Ivy Cundill Global Value Fund

Ivy Emerging Markets Equity Fund

Ivy Pictet Emerging Markets Local Currency Debt Fund

Ivy European Opportunities Fund

Ivy Global Equity Income Fund

Ivy Global Growth Fund

Ivy Global Income Allocation Fund

Ivy IG International Small Cap Fund

Ivy International Core Equity Fund

Ivy Managed International Opportunities Fund

Index Funds

Ivy ProShares S&P 500 Dividend Aristocrats Index Fund

Ivy ProShares Russell 2000 Dividend Growers Index Fund

Ivy ProShares Interest Rate Hedged High Yield Index Fund

Ivy ProShares S&P 500 Bond Index Fund

Ivy ProShares MSCI ACWI Index Fund

Speciality Funds

Ivy Apollo Multi-Asset Income Fund

Ivy Asset Strategy Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy Natural Resources Fund

Ivy LaSalle Global Real Estate Fund

Ivy LaSalle Global Risk-Managed Real Estate Fund

Ivy Science and Technology Fund

Ivy Securian Real Estate Securities Fund

Ivy Wilshire Global Allocation Fund

Fixed Income Funds

Ivy Apollo Strategic Income Fund

Ivy California Municipal High Income Fund

Ivy Corporate Bond Fund

Ivy Crossover Credit Fund

Ivy Global Bond Fund

Ivy Government Securities Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

Ivy Pictet Targeted Return Bond Fund

Ivy PineBridge High Yield Fund

Ivy Securian Bond Fund

Money Market Funds

Ivy Cash Management Fund

Ivy Government Money Market Fund

1.800.777.6472

Visit us online at www.ivyinvestments.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Distributors, Inc.

Before investing, investors should consider carefully the investment objectives, risks, charges and expenses of a mutual fund. This and other important information is contained in the prospectus and summary prospectus, which may be obtained at www.ivyinvestments.com or from a financial advisor. Read it carefully before investing.